Exhibit 99.4

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of PicS N.V. (formerly known as PicPay Holdings Netherlands B.V)

Results of review of interim financial statements

We have reviewed the interim condensed consolidated statement of financial position of PicS N.V., formerly known as PicPay Holdings Netherlands B.V. (the Company), as of March 31, 2026, the related interim condensed consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2026 and 2025, and the related notes (collectively, the interim condensed consolidated financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in conformity with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended (not presented herein); and in our report dated April 30, 2026, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2025, is fairly stated, in all material respects, in relation to the statement of financial position from which it has been derived.

Basis for Review Results

These condensed consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Ltda.

São Paulo, Brazil

June 02, 2026

PicS N.V. Unaudited Interim Condensed Consolidated Statements of Financial Position As of March 31, 2026 and December 31, 2025 (Thousands of Reais)

ASSETS	Note	March 31, 2026	December 31, 2025
Cash and cash equivalents	6	5,478,020	3,863,395
Financial assets		36,031,913	32,933,941
Financial assets measured at fair value through profit or loss		73,069	71,451
Financial Investments	7.1	43,903	42,435
Derivative financial instruments	7.2	29,166	29,016
Financial assets measured at fair value through other comprehensive income		2,873,043	3,000,551
Financial Investments	7.1	2,873,043	3,000,551
Financial assets measured at amortized cost		33,085,800	29,861,939
Financial investments	7.1	2,813,277	2,891,089
Trade receivables	8.1	3,903,868	4,146,321
Consumer Loans	8.2	24,110,990	20,913,519
Other receivables	8.4	2,257,666	1,911,010
Prepaid expenses		233,013	273,755
Other assets		184,394	19,174
Tax assets		3,484,546	3,609,417
Current income tax assets		1,263,934	1,533,487
Deferred tax assets	9.1	2,220,612	2,075,930
Legal deposits		1,884	1,370
Property, plant and equipment		108,832	110,784
Right of use assets – leases		33,098	35,462
Intangible assets	10	1,187,678	1,138,811
TOTAL ASSETS		46,743,377	41,986,108

LIABILITIES	Note	March 31, 2026	December 31, 2025
Financial liabilities measured at fair value through profit or loss		35,989	15,751
Derivative financial instruments	7.2	35,989	15,751
Financial liabilities measured at amortized cost		39,054,396	36,287,500
Third-party funds	11	32,518,418	29,974,830
Trade payables	12	5,813,723	5,497,113
Obligations to FIDC FGTS quota holders	13	722,255	815,557
Labor obligations	14	650,900	594,918
Taxes payable	15.1	511,084	826,498
Deferred tax liabilities	9.2	52,804	37,791
Lease liability		42,590	45,171
Provision for legal and administrative claims	16	271,025	254,723
Other liabilities		42,075	33,842
Total Liabilities		40,660,863	38,096,194

Equity	17	6,082,514	3,889,914
Share premium reserve		4,622,647	2,589,934
Treasury shares		(260)	-
Capital reserve		136,151	131,325
Fair value reserve		3,820	3,507
Retained earnings		1,301,206	1,148,018
Non-Controlling interests		18,950	17,130

TOTAL EQUITY AND LIABILITIES		46,743,377	41,986,108

The notes are an integral part of unaudited interim condensed consolidated financial statements.

PicS N.V. Unaudited Interim Condensed Consolidated Statements of Profit or Loss For the three-month period ended March 31, 2026 and 2025 (Thousands of Reais)

	Note	March 31, 2026	March 31, 2025
Net revenue from transaction activities and other services		552,741	401,347
Financial income	19	2,959,687	1,662,583
Total revenue and financial income		3,512,428	2,063,930

Transaction expenses	20	(186,440)	(184,516)
Interest and other financial expenses	21	(1,255,936)	(639,920)
Total transaction and financial expenses		(1,442,376)	(824,436)

Credit loss allowance expenses	22	(974,020)	(480,136)
Technology expenses	23	(162,462)	(112,901)
Marketing expenses	24	(179,367)	(154,237)
Personnel expenses	25	(337,634)	(260,323)
Administrative expenses	26	(111,090)	(63,114)
Depreciation and amortization		(118,378)	(103,692)
Other expenses		(9,873)	(11,225)
Other income		44,487	22,751

Profit before income taxes		221,714	76,617

Current income tax and social contribution	15.2	(199,917)	(187,545)
Deferred income tax and social contribution	15.2	129,940	199,024
Total income tax and social contribution (expense) benefit		(69,977)	11,479
Profit for the period		151,737	88,096
Profit attributable to the Company’s shareholders		151,430	74,980
Profit attributable to non-controlling interests		307	13,116
Earnings per share – basic and diluted		1.24	375

The notes are an integral part of unaudited interim condensed consolidated financial statements.

PicS N.V. Unaudited interim condensed consolidated statements of comprehensive income For the three-month period ended March 31, 2026 and 2025 (Thousands of Reais)

	March 31, 2026	March 31, 2025
Profit for the period	151,737	88,096
Other comprehensive income/(loss) (OCI)	2,127	4,332
- Items that are or may be reclassified subsequently to profit or loss
Fair value of financial assets at fair value through other comprehensive income	3,539	6,259
Deferred income tax	(1,391)	(1,974)
Reclassification of fair value adjustments to profit or loss	(21)	47
Total comprehensive income	153,864	92,428
Comprehensive income attributable to the Company’s shareholders	134,914	78,701
Comprehensive income attributable to non-controlling interests	18,950	13,727

The notes are an integral part of unaudited interim condensed consolidated financial statement.

PicS N.V. Unaudited interim condensed consolidated statements of changes in equity For the three-month period ended March 31, 2026 and 2025 (Thousands of Reais)

	Note	Share premium reserve	Treasury shares	Capital reserve	Fair value reserve	Retained earnings	Non-Controlling Interest	Total
Balances as of December 31, 2025- PicS N.V		2,589,934	-	131,325	3,507	1,148,018	17,130	3,889,914
Share capital increase		2,116,731	-	-	-	1,758	1,512	2,120,001
Repurchase of treasury shares		-	(260)	260	-	-	-	-
IPO cost		(84,018)	-	-	-	-	-	(84,018)
Share-based long-term incentive plan - (LTIP)		-	-	4,566	-	-	-	4,566
Other comprehensive income for the period (OCI)
Fair value of financial assets at fair value through other comprehensive income		-	-	-	602	-	2	604
Deferred income tax		-	-	-	(268)	-	(1)	(269)
Reclassification of fair value adjustments to profit or loss		-	-	-	(21)	-	-	(21)
Profit for the period		-	-	-	-	151,430	307	151,737

Balances as of March 31, 2026 - PicS N.V		4,622,647	(260)	136,151	3,820	1,301,206	18,950	6,082,514

	Note	Share premium reserve	Treasury shares	Capital reserve	Fair value reserve	Retained earnings	Non-Controlling Interest	Total
Balances as of December 31, 2024 -PicS N.V		1,406,563	-	-	22,610	224,633	155,281	1,763,867
Share capital increase		1,183,371	-	-	-	-	-	1,183,371
Corporate reorganization		-	-	-	-	(168,102)	(191,898)	(360,000)
Share-based long-term incentive plan - (LTIP)		-	-	131,325	-	-	-	131,325
Other comprehensive income for the period (OCI)
Fair value of financial assets at fair value through other comprehensive income		-	-	-	44,557	-	6,391	50,948
Deferred income tax		-	-	-	(20,013)	-	(2,776)	(22,789)
Reclassification of fair value adjustments to profit or loss		-	-	-	1,573	-	13	1,586
Profit for the year		-	-	-	-	1,091,487	50,119	1,141,606

Balances as of December 31, 2025- PicS N.V		2,589,934	-	131,325	3,507	1,148,018	17,130	3,889,914

The notes are an integral part of unaudited interim condensed consolidated financial statements.

PicS N.V. Unaudited interim condensed consolidated statements of cash flows Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

	Note	March 31, 2026	March 31, 2025
Profit for the period		151,737	88,096
Adjustments for
Income tax and social contribution expenses (benefit)		(129,940)	(11,479)
Labor provisions		(30,187)	18,606
Share based long term incentive plan (LTIP)		26,760	-
Depreciation/amortization		118,378	103,692
Provision for legal and administrative claims		23,150	5,275
Chargeback provision		2,127	(5,989)
Credit loss allowance	22	977,709	480,136
Interest accrued on third party funds		479,046	338,466
Interest accrued on consumer loans		(384,998)	(580,548)
Interest accrued on FIDC FGTS senior quotas		(31,030)	(23,604)
Interest accrued on financial assets		(103,334)	(124,416)

Variations in operating assets and liabilities
Financial assets		307,187	(1,691,111)
Derivative financial instruments		20,088	20,576
Trade receivables and other receivables		(104,202)	(551,392)
Consumer loans		(3,790,182)	(2,215,376)
Prepaid expenses		40,742	(50,909)
Other assets		89,076	(265,610)
Third-party funds		2,094,123	775,920
Labor obligations and taxes payable		(256,005)	110,484
Trade payables and other obligations		1,221,079	816,770
Obligations to FIDC FGTS quota holders		(62,271)	3,893
Legal and administrative claims		(6,848)	-
Interest received		754,646	329,825
Interest paid		(784,226)	(110,263)
Income tax and social contribution paid		(883,349)	(122,615)
Net cash (used in) from operating activities		(260,725)	(2,661,575)

Cash flows from investing activities
Acquisition of property, plant and equipment		(8,161)	(1,849)
Acquisition of intangible assets		(154,771)	(173,677)
Net cash (used in) investing activities		(162,932)	(175,526)

Cash flows from financing activities
Share Capital Increase		2,040,863	370,191
Payment of leases		(2,581)	(2,291)
Net cash from financing activities		2,038,282	367,900

Net increase (decrease) in cash and cash equivalents		1,614,625	(2,469,201)

Cash and cash equivalents at the beginning of the period		3,863,395	7,471,673
Cash and cash equivalents at the end of the period		5,478,020	5,002,473

Net increase (decrease) in cash and cash equivalents		1,614,625	(2,469,201)

The notes are an integral part of unaudited interim condensed consolidated financial statements.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

1. Operating context

PicS N.V. (formerly known as PicPay Holdings Netherlands B.V.- change effective January 29, 2026). (“PicPay Netherlands” or “Company”, along with its subsidiaries, “PicPay Group” or “Group”), a public limited liability company under Dutch law, resulted from the conversion of PicPay Netherlands B.V., which was a private limited liability company, to a public limited liability company, both under Dutch law. On January 29, 2026, PicS N.V. finalized its initial public offering (“IPO”) and trading of its shares began on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) under the symbol “PICS”.

The PicPay Group is a Brazilian digital financial services platform operating through a set of regulated subsidiaries authorized by the Brazilian Central Bank (“BACEN”). The Group’s principal activities encompass digital payments and money transfers, credit products — including personal loans, payroll-deductible loans and FGTS-collateralized advances — credit card issuance and acquiring, financial investments, securities brokerage and P2P lending. As of March 31, 2026, the Group’s main operating subsidiaries and their respective regulatory authorizations are as follows:

PicPay Instituição de Pagamento S.A. (“PicPay”) is authorized by the Brazilian Central Bank to operate as a payment institution in the capacities of:

(1) issuer of electronic currency;

(2) issuer of postpaid payment instruments;

(3) acquirer;

PicPay Bank – Banco Múltiplo S.A. (“PicPay Bank”) is authorized by the Brazilian Central Bank to operate as a multi-purpose bank, with authorization to perform both commercial and credit, financing and investment activities;

PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda. (“PicPay Invest”) is authorized by the Brazilian Central Bank to operate as a securities broker. In addition, PicPay Invest is authorized by the CVM to perform custodian securities services and fiduciary administration and trustee activities;

Guiabolso Finanças Correspondente Bancário e Serviços Ltda. (“Guiabolso”) is a non-regulated entity that operates as a banking correspondent linked to the PicPay application, intermediating financial products and services between the application’s users and commercial partners. Guiabolso’s activities include banking correspondent services, commercialization of advertising spaces, and the provision of debt collection and receivables strategy services on behalf of third parties; and

Crednovo Sociedade de Empréstimo Entre Pessoas S.A. (“Crednovo”) is authorized by the Brazilian Central Bank to operate as a P2P (“Peer-to-peer”) lending fintech company intermediating credit operations between lenders and borrowers.

In addition, its subsidiaries substantially include the following companies: Guiabolso Pagamentos Ltda, BX Negócios Inteligentes Ltda, Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I, Fundo de Investimentos em Direitos Creditórios PicPay FGTS, PicPay Participações e Investimentos Ltda, Nosso Time Igaming, PicPay Holding Ltda and Zem Collection Ltda.

As of March 31, 2026, the controlling shareholder of PicS N.V is J&F International, which holds 65,38% of the total issued and outstanding capital stock of PicS N.V. J&F International is a wholly owned subsidiary of J&F Participações.

1.1. Seasonality of operations

The Group´s quarterly financial results are likely to fluctuate as a result of a variety of factors, some of which are outside of the Group’s control, although they do not demonstrate significant seasonality or cyclicality. As a consequence of these factors, an interim period may not be indicative of the annual expected result.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

2. Presentation and preparation of the consolidated financial statements

2.1 Basis of preparation of the unaudited condensed consolidated financial statements

Unaudited condensed interim financial statements of the Company have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

Unaudited condensed interim financial statements were approved by the Board of Directors at the meeting held on June 02, 2026.

The consolidated interim financial statements were prepared on a historical cost basis, unless otherwise stated.

2.2 Basis of consolidation

These consolidated interim financial statements include PicS N.V and all entities over which it has control (subsidiaries). Control is when the Group is exposed or has rights to variable returns from its involvement with the investee, has existing rights that give it the ability to direct the relevant activities and has the ability to affect those returns through its power over the investee.

The Group reassesses whether it controls a subsidiary if facts and circumstances indicate there are changes to one or more of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the entity and ceases when the Group loses control. Assets, liabilities, income and expenses of a subsidiary are included in the consolidated financial statements from the date the Group obtains control until the date the Group loses control. Intragroup transactions between parent company and its subsidiaries are eliminated in full on consolidation.

On September 19, 2025, PicPay Participações e Investimentos Ltda entered into an Equity Purchase Agreement for the acquisition (the “Acquisition”) of two separate entities:

(i) shares representing 100% of the total share capital of KOVR Participações S.A., a Brazilian insurance company, which holds 100% of the total share capital of KOVR Seguradora S.A. and KOVR Previdência S.A., and indirectly holds 100% of KOVR Capitalização S.A.; and

(ii) quotas representing 53% of the total share capital of Estrutural Corretora Assessoria e Consultoria de Seguros Ltda. (“Estrutural”) an insurance brokerage company. PicPay Participações was also granted an option to purchase the remaining 47% of Estrutural’s total share capital. This option to purchase may be exercised up to 60 (sixty) months following the third year after the closing date of the Acquisition.

Kovr Participações S.A. is a full-service digital insurance company that offers services for multiple partners with products such as affinity, surety, life, financial lines, among others. Estrutural is responsible for brokerage services for Kovr Seguradora S.A.

The purchase price for the acquisition of KOVR Participações S.A. is approximately R$ 657,596 and the purchase price for Estrutural is R$ 154.

The closing of the Acquisition is subject to the precedent conditions for this type of transaction, including approvals from the Central Bank of Brazil (Banco Central do Brasil - BACEN) and the Brazilian federal insurance regulator (Superintendência de Seguros Privados - SUSEP). The precedent conditions have not been fulfilled as of the issuance date of Unaudited condensed financial statements.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

The consolidated financial statements include PicS N.V and the following subsidiaries:

Entity	Country	Principal activities	March 31, 2026	December 31, 2025	Control
PicS Ltd.	Cayman	Holding	99.61%	99.61%	Direct
PicS Holding Ltda	Brazil	Holding	100.00%	100.00%	Indirect
PicPay Instituição de Pagamento S.A.	Brazil	Financial services (1)	100.00%	100.00%	Indirect
PicPay Bank - Banco Múltiplo S.A.	Brazil	Banking services (1)	100.00%	100.00%	Indirect
Crednovo Sociedade de Empréstimo Entre Pessoas S.A.	Brazil	P2P Lending Services	100.00%	100.00%	Indirect
PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda	Brazil	Brokerage firm and securities dealer Company	100.00%	100.00%	Indirect
Guiabolso Correspondente Bancário e Serviços Ltda	Brazil	Bank correspondent	100.00%	100.00%	Indirect
Guiabolso Pagamentos Ltda	Brazil	Bank correspondent	100.00%	100.00%	Indirect
BX Negócios Inteligentes Ltda	Brazil	Bank correspondent	100.00%	100.00%	Indirect
Fundo de Investimentos em Direitos Creditórios Não- Padronizados PicPay I (2)	Brazil	Receivable investment fund	100.00%	100.00%	Indirect
Fundo de Investimentos em Direitos Creditórios PicPay FGTS (2)	Brazil	Receivable Investment fund	16.27%	16.27%	Indirect
PicPay Participações e Investimentos Ltda (3)	Brazil	Holding	100.00%	100.00%	Direct
Nosso Time Igaming S.A. (3)	Brazil	Sportbook	95.25%	95.25%	Indirect
PicPay Holding Ltda (3)	Brazil	Holding	100.00%	100.00%	Direct
Zem Collection Ltda (3)	Brazil	Debt Collection Agency	100.00%	100.00%	Indirect

(1)	Banking activities are focused on issuance of CDBs (Certificado de Depósito Bancário, Certificate of Deposit), lending, and funding. Financial services activities are focused on payment services, credit cards, prepayment of receivables, and other financial activities.

(2)	The % interest represents the percentage of the subordinated quotas issued by the “FIDC PicPay I” (Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I) and “FIDC FGTS” (Fundo de Investimentos em Direitos Creditórios PicPay FGTS) held by the Group.

(3)	In 2025, the Company founded four new entities: PicPay Participações e Investimentos Ltda (April 07), Nosso Time Igaming S.A (May 07), PicPay Holding Ltda (September 15), and Zem Collection Ltda (September 18).

Accounting policies have been applied uniformly to all consolidated entities.

3. Material accounting policies

The accounting policies used in the preparation of these condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements of PicS N.V. for the year ended December 31, 2025, as described in Note 3 to those financial statements, and should be read in conjunction with them.

4. Critical accounting judgments and key estimates and assumptions

In applying the Group’s accounting policies, management must exercise judgment and make estimates which impact the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other factors considered relevant. Actual results may differ from these estimates.

The underlying estimates and assumptions are reviewed at each reporting period. The effects resulting from revisions made to accounting estimates are recognized in the period in which they are revised.

The critical accounting judgments and key estimates and assumptions used in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2025, as described in Note 3 of those financial statements. No changes in the methods used to determine these judgments and estimates have occurred during the three-month period ended March 31, 2026, except as described below.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

IPO completion and LTIP settlement

On January 30, 2026, the Company completed its initial public offering on the NASDAQ. The IPO represented the occurrence of the qualifying liquidity event under the Long-Term Incentive Plan (LTIP), which constituted the non-market performance condition for vesting of awards granted to employees. Management had assessed the occurrence of this event as probable as of December 31, 2025. Upon completion of the IPO, the liquidity condition was fully met and the vested portion of outstanding LTIP awards became eligible for settlement. Refer to Note 20d for further details.

Recognition of deferred tax assets

The Group carries deferred tax assets of R$ 2,220,612 as of March 31, 2026 (R$ 2,075,930 as of December 31, 2025). The recognition of these assets requires management’s judgment that sufficient future taxable profits will be available against which the deductible temporary differences and tax loss carryforwards can be utilized. This assessment is based on approved business plans and budgets. Management has reviewed the recoverability of deferred tax assets as of December 31, 2025 and has concluded that no adjustment to the recognized amounts is required (Note 9).

Expected credit losses

The Group’s consumer loan portfolio grew from R$ 20,913,519 as of December 31, 2025 to R$ 24,110,990 as of March 31, 2026. The measurement of expected credit losses involves significant judgment in determining the probability of default, loss given default, exposure at default and the allocation of exposures between stages. Management has reviewed ECL parameters as of March 31, 2026. Any changes in estimates are reflected in the credit loss allowance balance as of March 31, 2026 and disclosed in Note 8.

5. Adoption of new accounting standards and interpretations not yet effective

5.1 New standards and amendments effective for annual periods beginning on January 1, 2025

●	Lack of exchangeability (Amendments to IAS 21)

The above-mentioned standards do not have any impact on Unaudited condensed financial statements.

5.2	Other new standards and amendments issued but not yet effective

●	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

●	Amendments from ‘Annual Improvements to IFRS Accounting Standards – Volume 11:

●	Presentation and Disclosure in Financial Statements (IFRS 18): The new standard replaces IAS 1 - Presentation of Financial Statements and determines a new structure for the income statement by categorizing it into predefined sections: operating, investing, financing, discontinued operations, and income tax. This standard will take effect on January 1, 2027. The Group expects impacts on disclosures, presentation and classification on financial statements.

Management did not early adopt any amendments. Also, Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures to the Group’s consolidated interim financial statement.

6. Cash and Cash Equivalents

	March 31, 2026	December 31, 2025
Bank balances	1,572,796	2,287,556
Voluntary deposits at Central Bank (1)	2,897,307	1,575,839
Reverse repurchase agreements (2)	1,007,916	-
Cash and Cash Equivalents	5,478,020	3,863,395

(1)	Voluntary deposits at the central bank are deposits made mainly by the subsidiary PicPay Bank at the Brazilian Central Bank and are considered as cash and cash equivalents.

(2)	Investments with historically high liquidity and composed mainly of Government Bonds with an average return of fixed interest rate. As of December 31, 2025 the amount was totally settled.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

7. Financial investments and derivatives

7.1 Financial investments - securities

As of March 31, 2026

	Up to 30 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days	Over 365 days	Cost Value	Adjustment to fair value	Fair Value

Financial assets measured at fair value through profit or loss	-	3	1	36,404	7,480	43,888	15	43,903
Government Bonds - LFT (1) (3)	-	-	-	36,401	-	36,401	15	36,416
Investment Fund Quotas	-	-	-	-	7,480	7,480	-	7,480
Other investments	-	3	1	3	-	7	-	7

Financial assets measured at fair value through other comprehensive income	1,155,003	-	-	1,069,520	645,005	2,869,528	3,515	2,873,043
Government Bonds - LFT (1) (3)	1,155,003	-	-	1,069,520	643,966	2,868,489	3,512	2,872,001
Government Bonds – NTN-B (4)	-	-	-	-	1,039	1,039	3	1,042

Financial assets measured at amortized cost	99,970	161,643	145,879	-	2,415,553	2,823,045	(9,768)	2,813,277
Government Bonds - LTN (2)	99,970	-	145,879	-	525,426	771,275	9,545	780,820
Government Bonds - NTN-F (6)	-	-	-	-	1,786,419	1,786,419	(19,313)	1,767,106
Investment Fund Quotas	-	-	-	-	103,708	103,708	-	103,708
Other investments	-	161,643	-	-	-	161,643	-	161,643
Total	1,254,973	161,646	145,880	1,105,924	3,068,038	5,736,461	(6,238)	5,730,223

As of December 31, 2025

	Up to 30 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days	Over 365 days	Cost Value	Adjustment to fair value	Fair Value

Financial assets measured at fair value through profit or loss	-	1	-	-	42,426	42,427	8	42,435
Government Bonds - LFT (1)	-	-	-	-	35,195	35,195	8	35,203
Other investments	-	1	-	-	7,231	7,232	-	7,232
Financial assets measured at fair value through other comprehensive income	818,751	42,590	-	114,037	2,022,256	2,997,634	2,917	3,000,551
Government Bonds - LFT (1) (3)	818,751	42,590	-	114,037	2,021,222	2,996,600	2,916	2,999,516
Government Bonds – NTN-B (4)	-	-	-	-	1,034	1,034	1	1,035
Financial assets measured at amortized cost	199,880	-	97,331	141,957	2,444,596	2,883,764	7,325	2,891,089
Government Bonds - LTN (2) (5)	199,880	-	97,331	141,957	510,963	950,131	15,709	965,840
Government Bonds - NTN-F (6)	-	-	-	-	1,833,707	1,833,707	(8,384)	1,825,323
Investment Fund Quotas	-	-	-	-	99,926	99,926	-	99,926
Total	1,018,631	42,591	97,331	255,994	4,509,278	5,923,825	10,250	5,934,075

(1)	Treasury Selic (LFT): Variable interest rate bonds whose returns follow the variation of the SELIC. The Group makes the investment and receives the face value (amount invested plus interest) on the maturity date of the bond.

(2)	Fixed Treasury (LTN): Government bonds with a fixed interest rate at the time of purchase. The Group makes the investment and receives the face value (amount invested plus interest), on the maturity date of the bond.

(3)	The Group allocated the guarantees for credit card transactions in LFT; refer to note 12.1.2 for further details.

(4)	National Treasury Notes (NTN-B): Variable income securities whose yield follows the variation of the Brazilian official inflation index (The IPCA (Índice de Preços ao Consumidor Amplo) is Brazil’s official consumer price inflation index which measures the change in the cost of a basket of consumer goods and services and is calculated by the Brazilian Institute of Geography and Statistics (IBGE) “IPCA”) plus a fixed-rate coupon. The Group makes the investment and receives the nominal value (amount invested adjusted for IPCA variation plus interest) on the security’s maturity date.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

(5)	In June 2025 the business model was changed and approved by Management to reclassify a financial asset previously classified as Fair Value through Other Comprehensive Income (FVOCI) in December 31, 2024 to Financial assets measured at amortized cost. This adjustment occurred on July 1, 2025, related to the Mark-to-Market (MTM) valuation, resulting in a financial impact of R$ 24,696, so that it is measured as if it had been originally classified in the Amortized Cost category.

(6)	National Treasury Note (NTN-F): Government bonds with a fixed interest rate at the time of purchase. The Group makes the investment and receives the face value (amount invested plus interest), on the maturity date of the bond.

7.2 Derivative Financial instruments

Fair Value and Notional values by risk factor and maturity as of March 31, 2026

	Fair Value	Notional value	Up to 30 days	From 31 to 365 days	Over 365 days
Assets
Derivative hedging instrument of portfolio hedge accounting
Derivatives financial instruments (Swap)	26,472	742,242	4,194	7,592	14,686
DI1 – futures contracts (1) (2)	-	8,525,143	-	-	-
Total	26,472	9,267,385	4,194	7,592	14,686

Derivatives measured at fair value through profit and loss
DI1 and DDI - futures contracts (1) (2)	2,694	515,900	2,694	-	-
Total	2,694	515,900	2,694	-	-
Total Assets	29,166	9,783,285	6,888	7,592	14,686

Liabilities
Derivatives measured at fair value through profit and loss
DI1 - futures contracts (1) (2)	26,221	8,763,500	26,221
Derivative financial instrument (Swap)	9,768	874,029	9,767	-	-
Total liabilities	35,989	9,637,529	35,988	-	-

Fair Value and Notional values by risk factor and maturity as of December 31, 2025

	Fair Value	Notional value	Up to 30 days	From 31 to 365 days	Over 365 days
Assets
Derivative hedging instrument of portfolio hedge accounting
Derivatives financial instruments (Swap)	27,572	1,201,903	11,088	5,601	10,883
DI1 – futures contracts (1) (2)	1,299	11,779,400	1,299	-	-
Total	28,871	12,981,303	12,387	5,601	10,883

Derivatives measured at fair value through profit and loss
DI1 and DDI - futures contracts (1) (2)	145	1,274,996	145	-	-
Total	145	1,274,996	145	-	-
Total assets	29,016	14,256,299	12,532	5,601	10,883

Liabilities
Derivatives measured at fair value through profit and loss
DI1 – futures contracts (1) (2)	1,674	3,252,200	1,674	-	-
Derivative financial instrument (Swap)	14,077	661,322	14,077	-	-
Total liabilities	15,751	3,913,522	15,751	-	-

(1)	As of March 31, 2026 and December 31, 2025 – DI1 Futures Contracts are commitments to buy or sell a financial instrument at a future date, at a previously agreed price or yield. For these instruments, daily settlements are made related to changes in market prices.

(2)	PicPay started the portfolio fair value hedge of interest rate risk in February 2024.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

8. Financial assets measured at amortized cost

8.1 Trade receivables

	March 31, 2026	December 31, 2025
Financial transactions processed by acquirers (1) (3)	499,135	463,663
Financial transactions processed by card issuers (2) (3)	3,194,804	3,273,306
Other trade receivables	209,929	409,352
Total	3,903,868	4,146,321

(1)	Amounts receivable from acquirers as a result of processing transactions in the role of sub-acquirer.

(2)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients in the role of acquirer.

(3)	Amount net of ECL (expected credit losses) and fraud risk (chargeback) in the amount of R$ 387 and R$ 2,335 respectively, as of March 31, 2026 (R$ 397 and R$ 2,225 respectively, as of December 31, 2025).

8.1.1 Breakdown by maturity – Trade receivables

As of March 31, 2026

	Receivables falling due:	Receivables overdue:	Total
Up to 30 days	2,453,773	17,463	2,471,236
From 31 to 60 days	410,233	20,303	430,536
From 61 to 90 days	243,279	286	243,565
From 91 to 180 days	406,518	144,487	551,005
From 181 to 365 days	193,200	3,408	196,608
Over 365 days	7,040	3,878	10,918
Total	3,714,043	189,825	3,903,868

As of December 31, 2025

	Receivables falling due:	Receivables overdue:	Total
Up to 30 days	2,563,908	48,320	2,612,228
From 31 to 60 days	442,127	2,073	444,200
From 61 to 90 days	277,610	141,699	419,309
From 91 to 180 days	450,954	2,027	452,981
From 181 to 365 days	206,774	684	207,458
Over 365 days	6,154	3,991	10,145
Total	3,947,527	198,794	4,146,321

8.2 Consumer loans

	March 31, 2026	December 31, 2025
Gross amount - Consumer Loans (a)	28,043,337	24,068,242
Credit loss allowance – on balance (b)	(3,849,197)	(3,121,544)
Credit loss allowance – off balance (1)	(39,655)	(33,842)
Total credit loss allowance	(3,888,852)	(3,155,386)

Total consumer loans - amortized cost (a +b)(2)	24,194,140	20,946,698
Fair Value Adjustment – Portfolio Hedge (Note 28.2 - c)	(83,151)	(33,179)
Consumer loans	24,110,990	20,913,519

(1)	Provision for expected credit loss of pre-approved credit card limits available to customers, presented as other liabilities in the statement of financial position. Value of the limit disclosed in Note 28.1.

(2)	This balance includes a loan granted by PicPay Bank to certain individuals in the amount of R$ 371,068 to finance a management buy-out (MBO) transaction involving the acquisition of an equity interest in Kovr Participações. The loans are substantially secured by a corporate guarantee provided by J&F S.A, as disclosed in note 18.2.2

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

8.2.1 Credit loss allowance breakdown

As of March 31, 2026

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
Credit card	6,854,056	24.44%	(178,761)	4.60%	2.61%
Loans to customers (1)	14,136,775	50.41%	(122,998)	3.16%	0.87%
Prepayment of receivables (2)	1,441,701	5.14%	(488)	0.01%	0.03%
Total consumer loans stage 1	22,432,532	79.99%	(302,247)	7.77%

Credit card	728,723	2.60%	(244,616)	6.29%	33.57%
Loans to customers (1)	1,326,923	4.73%	(604,929)	15.56%	45.59%
Prepayment of receivables (2)	225	0.00%	(1)	0.00%	0.44%
Total consumer loans stage 2	2,055,871	7.33%	(849,546)	21.85%

Credit card	174,057	0.62%	(140,607)	3.62%	80.78%
Loans to customers (1)	3,380,804	12.06%	(2,596,416)	66.77%	76.80%
Prepayment of receivables (2)	73	0.00%	(36)	0.00%	49.32%
Total consumer loans stage 3	3,554,934	12.68%	(2,737,059)	70.38%

Total consumer loans	28,043,337	100.00%	(3,888,852)	100.00%

As of December 31, 2025

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
Credit card	6,176,938	25.66%	(146,509)	4.64%	2.37%
Loans to customers (1)	12,218,389	50.77%	(129,323)	4.10%	1.06%
Prepayment of receivables (2)	1,029,909	4.28%	(471)	0.01%	0.05%
Total consumer loans stage 1	19,425,236	80.71%	(276,303)	8.75%

Credit card	512,833	2.13%	(141,107)	4.47%	27.52%
Loans to customers (1)	1,255,193	5.22%	(547,844)	17.37%	43.65%
Prepayment of receivables (2)	9,311	0.04%	(21)	0.00%	0.23%
Total consumer loans stage 2	1,777,337	7.39%	(688,972)	21.84%

Credit card	104,680	0.43%	(84,884)	2.69%	81.09%
Loans to customers (1)	2,760,757	11.47%	(2,105,111)	66.72%	76.25%
Prepayment of receivables (2)	232	0.00%	(116)	0.00%	50.00%
Total consumer loans stage 3	2,865,669	11.90%	(2,190,111)	69.41%

Total consumer loans	24,068,242	100.00%	(3,155,386)	100.00%

(1)	Loans to customers are composed as follows:

“Personal loans” are loans of fixed amounts of money either for general purposes or to pay for specific goods or services in a buy now pay later context. Personal loans are typically paid back in regular installments over time.

“Payroll loans” are those in which the installments and interest are deducted directly from the consumer’s salary. These loans may be linked to government entities — such as in the case of public servants, pensions, or benefits paid by the government — or to private companies. The ability to deduct payments directly from customer’s payrolls significantly enhances credit quality. “FGTS Loans” are loans in which consumers can draw down in advance up to seven annual installments of their FGTS, while authorizing the Group to collect payment of these installments directly from the consumer’s FGTS accounts.

(2)	Prepayment of receivables correspond to contracts for the advance payment of energy, with future due dates. For more information, please refer to the explanatory note 18.2.1 and 18.3.1.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

8.2.2 Breakdown by maturity

Credit card:

	Not Overdue		Overdue		Not Overdue		Overdue
	March 31, 2026%		March 31, 2026%		December 31, 2025%		December 31, 2025%
Up to 30 days	3,143,134	40.52%	336,894	4.34%	2,867,453	42.20%	444,968	6.55%
From 31 to 60 days	1,064,669	13.73%	184,093	2.37%	983,722	14.48%	122,001	1.80%
From 61 to 90 days	674,421	8.69%	143,604	1.85%	614,390	9.04%	41,352	0.61%
From 91 to 180 days	463,697	5.98%	156,052	2.01%	412,042	6.06%	63,888	0.94%
From 181 to 365 days	1,191,719	15.36%	108,468	1.40%	1,055,994	15.54%	40,212	0.59%
From 1 to 3 years	158,199	2.04%	113,985	1.47%	-	0.00%	-	0.00%
From 3 to 5 years	7,406	0.10%	120	0.00%	-	0.00%	-	0.00%
Over 5 years	10,209	0.13%	166	0.00%	147,695	2.18%	734	0.01%
Total	6,713,454	86.55%	1,043,382	13.45%	6,081,296	89.50%	713,155	10.50%
Total overdue and not overdue			7,756,836	100.00%			6,794,451	100.00%

Loans to customers:

	Not Overdue		Overdue		Not Overdue		Overdue
	March 31, 2026%		March 31, 2026%		December 31, 2025%		December 31, 2025%
Up to 30 days	201,125	1.07%	68,129	0.36%	551,681	3.40%	876,975	5.40%
From 31 to 60 days	704,266	3.74%	326,717	1.73%	440,395	2.71%	467,730	2.88%
From 61 to 90 days	654,654	3.47%	506,679	2.69%	383,779	2.36%	398,751	2.46%
From 91 to 180 days	428,135	2.27%	702,257	3.73%	374,275	2.31%	772,301	4.76%
From 181 to 365 days	2,347,220	12.46%	1,524,487	8.09%	1,946,765	11.99%	842,991	5.19%
From 1 to 3 years	5,210,850	27.65%	1,014,072	5.38%	4,265,978	26.28%	5,211	0.03%
From 3 to 5 years	2,738,279	14.53%	171,451	0.91%	2,522,961	15.54%	-	0.00%
Over 5 years	2,225,986	11.81%	20,195	0.11%	2,384,546	14.69%	-	0.00%
Total	14,510,515	77.00%	4,333,987	23.00%	12,870,381	79.28%	3,363,958	20.72%
Total overdue and not overdue			18,844,502	100.00%			16,234,339	100.00%

Prepayment of receivables:

	Not Overdue		Overdue		Not Overdue		Overdue
	March 31, 2026%		March 31, 2026%		December 31, 2025%		December 31, 2025%
Up to 30 days	269,646	18.70%	2,685	0.19%	17,981	1.73%	66,043	6.35%
From 31 to 60 days	228,378	15.84%	205	0.01%	81,571	7.85%	8,711	0.84%
From 61 to 90 days	135,535	9.40%	21	0.00%	61,678	5.93%	601	0.06%
From 91 to 180 days	107,954	7.49%	23	0.00%	57,798	5.56%	218	0.02%
From 181 to 365 days	288,860	20.03%	47	0.00%	336,243	32.35%	13	0.00%
From 1 to 3 years	339,327	23.53%	-	0.00%	324,638	31.23%	-	0.00%
From 3 to 5 years	69,318	4.81%	-	0.00%	83,956	8.08%	-	0.00%
Over 5 years	-	0.00%	-	0.00%	17,981	1.73%	-	0.00%
Total	1,439,018	99.79%	2,981	0.21%	963,866	92.73%	75,586	7.27%
Total overdue and not overdue			1,441,999	100.00%			1,039,452	100.00%

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

8.3 Expected credit losses - by credit quality vs. stages

As of March 31, 2026, the ECL allowance totaled R$ 3,888,852 (R$ 3,155,386 as of December 31, 2025). The Group monitors the expected credit loss allowance coverage ratio (table below) over the gross receivables amount to monitor credit risk.

The table below shows the credit card portfolio segmented by ranges of PD and stages as of March 31, 2026 and December 31, 2025.

Credit card

As of March 31, 2026

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	4,112,781	53.02%	(42,756)	7.58%	1.04%
Stage 1	4,112,696	53.02%	(42,755)	7.58%	1.04%
Stage 2	85	0.00%	(1)	0.00%	1.18%

5% <= PD <= 20%	2,219,603	28.61%	(75,461)	13.38%	3.40%
Stage 1	2,205,335	28.43%	(74,788)	13.26%	3.39%
Stage 2	14,268	0.18%	(673)	0.12%	4.72%

PD > 20%	1,424,452	18.36%	(445,767)	79.04%	31.29%
Stage 1	536,025	6.91%	(61,218)	10.85%	11.42%
Stage 2	714,370	9.21%	(243,942)	43.25%	34.15%
Stage 3	174,057	2.24%	(140,607)	24.93%	80.78%

Total	7,756,836	100.00%	(563,984)	100.00%	7.27%

Loans to customers

As of March 31, 2026

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	9,632,144	51.11%	(27,480)	0.83%	0.29%
Stage 1	9,626,015	51.08%	(27,350)	0.82%	0.28%
Stage 2	6,129	0.03%	(130)	0.00%	2.12%

5% <= PD <= 20%	3,720,278	19.74%	(35,734)	1.07%	0.96%
Stage 1	3,620,426	19.21%	(26,679)	0.80%	0.74%
Stage 2	99,852	0.53%	(9,055)	0.27%	9.07%

PD > 20%	5,492,080	29.14%	(3,261,128)	98.10%	59.38%
Stage 1	890,333	4.72%	(68,969)	2.07%	7.75%
Stage 2	1,220,943	6.48%	(595,744)	17.92%	48.79%
Stage 3	3,380,804	17.94%	(2,596,415)	78.10%	76.80%

Total	18,844,502	100.00%	(3,324,342)	100.00%	17.64%

Prepayment of receivables

As of March 31, 2026

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	1,441,926	99.99%	(489)	93.14%	0.03%
Stage 1	1,441,701	99.98%	(488)	92.95%	0.03%
Stage 2	225	0.02%	(1)	0.19%	0.44%

PD > 20%	73	0.01%	(36)	6.86%	49.32%
Stage 3	73	0.01%	(36)	6.86%	49.32%

Total	1,441,999	100.00%	(525)	100.00%	0.04%

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

Credit Card

As of December 31, 2025

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	4,021,475	59.19%	(39,358)	10.57%	0.98%
Stage 1	4,021,410	59.19%	(39,357)	10.57%	0.98%
Stage 2	65	0.00%	(1)	0.00%	1.54%

5% <= PD <= 20%	1,744,158	25.67%	(58,473)	15.70%	3.35%
Stage 1	1,720,419	25.32%	(57,372)	15.40%	3.33%
Stage 2	23,739	0.35%	(1,101)	0.30%	4.64%

PD > 20%	1,028,818	15.14%	(274,669)	73.74%	26.70%
Stage 1	435,109	6.40%	(49,780)	13.36%	11.44%
Stage 2	489,029	7.20%	(140,005)	37.59%	28.63%
Stage 3	104,680	1.54%	(84,884)	22.79%	81.09%

Total	6,794,451	100.00%	(372,500)	100.00%	5.48%

Loans to consumer

As of December 31, 2025

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	7,527,849	46.37%	(33,670)	1.21%	0.45%
Stage 1	7,519,438	46.32%	(33,495)	1.20%	0.45%
Stage 2	8,411	0.05%	(175)	0.01%	2.08%

5% <= PD <= 20%	4,008,363	24.69%	(29,736)	1.07%	0.74%
Stage 1	3,928,205	24.20%	(23,108)	0.83%	0.59%
Stage 2	80,158	0.49%	(6,628)	0.24%	8.27%

PD > 20%	4,698,128	28.94%	(2,718,873)	97.72%	57.87%
Stage 1	770,746	4.75%	(72,720)	2.61%	9.44%
Stage 2	1,166,625	7.19%	(541,042)	19.45%	46.38%
Stage 3	2,760,757	17.00%	(2,105,111)	75.66%	76.25%

Total	16,234,340	100.00%	(2,782,279)	100.00%	17.14%

Prepayment of receivables

As of December 31, 2025

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	1,039,220	99.98%	(492)	80.92%	0.05%
Stage 1	1,029,909	99.08%	(471)	77.47%	0.05%
Stage 2	9,311	0.90%	(21)	3.45%	0.23%

PD > 20%	232	0.02%	(116)	19.08%	50.00%
Stage 3	232	0.02%	(116)	19.08%	50.00%

Total	1,039,452	100.00%	(608)	100.00%	0.06%

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

8.3.1 Changes in credit loss allowance

As of March 31, 2026

Credit card

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2025	146,509	141,107	84,884	372,500
Transfer from stage 1 to stage 2	(20,072)	20,072	-	-
Transfer from stage 1 to stage 3	(1,478)	-	1,478	-
Transfer from stage 2 to stage 3	-	(30,447)	30,447	-
Transfer from stage 2 to stage 1	11,896	(11,896)	-	-
Transfer from stage 3 to stage 1	73	-	(73)	-
Transfer from stage 3 to stage 2	-	161	(161)	-
Newly originated financial assets (1)	27,715	12,685	151	40,551
Changes in exposures and risk migration (2)	14,118	112,935	40,887	167,940
Write-offs	-	-	(17,006)	(17,006)
Credit loss allowance as of March 31, 2026	178,761	244,617	140,607	563,985

Loans to customers

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2025	129,323	547,844	2,105,111	2,782,278
Transfer from stage 1 to stage 2	(13,974)	13,974	-	-
Transfer from stage 1 to stage 3	(7,096)	-	7,096	-
Transfer from stage 2 to stage 3	-	(209,656)	209,656	-
Transfer from stage 2 to stage 1	5,108	(5,108)	-	-
Transfer from stage 3 to stage 1	444	-	(444)	-
Transfer from stage 3 to stage 2	-	77	(77)	-
Newly originated financial assets (1)	26,463	9,504	294	36,261
Changes in exposures and risk migration (2)	(17,270)	248,294	501,108	732,132
Write-offs	-	-	(226,330)	(226,330)
Credit loss allowance as of March 31, 2026	122,998	604,929	2,596,414	3,324,341

Prepayment of receivables

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2025	471	21	116	608
Newly originated financial assets	178	-	-	178
Changes in exposures and risk migration (2)	(160)	(21)	(80)	(261)
Credit loss allowance as of March 31, 2026	489	-	36	525

(1)	ECL allowances as of March 31, 2026 for financial assets originated during the period 2026.

(2)	Change in ECL allowances due to changes in exposure amounts as well as migration of exposures between stages and risk bands within stages, are associated with credit portfolio movement and rollovers during the period.

As of December 31, 2025

Credit card

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2024	64,296	96,270	147,587	308,153
Transfer from stage 1 to stage 2	(1,861)	1,861	-	-
Transfer from stage 1 to stage 3	(602)	-	602	-
Transfer from stage 2 to stage 3	-	(1,012)	1,012	-
Transfer from stage 2 to stage 1	5,542	(5,542)	-	-
Transfer from stage 3 to stage 1	150	-	(150)	-
Transfer from stage 3 to stage 2	-	73	(73)	-
Newly originated financial assets (1)	72,341	77,692	30,426	180,459
Changes in exposures and risk migration (2)	(6,227)	(13,394)	(54,166)	(73,787)
Write-offs	-	-	(32,850)	(32,850)
Changes to ECL calculation methods	12,870	(14,841)	(7,504)	(9,475)
Credit loss allowance as of December 31, 2025	146,509	141,107	84,884	372,500

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

Loans to customers

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2024	43,282	204,055	308,730	556,067
Transfer from stage 1 to stage 2	(152)	152	-	-
Transfer from stage 1 to stage 3	(1,132)	-	1,132	-
Transfer from stage 2 to stage 3	-	(25,681)	25,681	-
Transfer from stage 2 to stage 1	3,797	(3,797)	-	-
Transfer from stage 3 to stage 1	629	-	(629)	-
Transfer from stage 3 to stage 2	-	70	(70)	-
Newly originated financial assets (1)	55,656	21,083	159,315	236,054
Changes in exposures and risk migration (2)	(5,404)	299,857	1,887,826	2,182,279
Write-offs	-	-	(202,402)	(202,402)
Changes to ECL calculation methods	32,647	52,105	(74,472)	10,280
Credit loss allowance as of December 31, 2025	129,323	547,844	2,105,111	2,782,278

Prepayment of receivables

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2024	-	-	-	-
Newly originated financial assets	471	21	116	608
Credit loss allowance as of December 31, 2025	471	21	116	608

8.4 Other receivables

	March 31, 2026	December 31, 2025
Receivables - related parties (1)	13,758	75,422
Compulsory deposits in Central Bank (2)	2,243,377	1,834,088
Sundry receivables (3)	530	1,500
Total	2,257,666	1,911,010

(1)	As of March 31, 2026, these amounts primarily relate to receivables from the salary advances product with employees of related companies.

(2)	Compulsory deposits are required by BACEN based on the amount of CDBs issued by PicPay Bank. These resources are remunerated at the Brazilian SELIC rate (special settlement and custody system of the BACEN).

(3)	Mainly related to receivables from government entities. The Group’s assessment is that there is no risk on the outstanding balances of its “Other receivables”.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

8.4.1 Breakdown by maturity – Other receivables

As of March 31, 2026

	Receivables falling due:	Receivables overdue:	Total
Up to 30 days	2,257,666	-	2,257,666
Total	2,257,666	-	2,257,666

As of December 31, 2025

	Receivables falling due:	Receivables overdue:	Total
Up to 30 days	1,910,827	-	1,910,827
From 31 to 60 days	-	54	54
From 61 to 90 days	-	129	129
Total	1,910,827	183	1,911,010

9. Tax assets

	March 31, 2026	December 31, 2025
Income tax and social contribution to offset (1)	1,263,934	1,533,487
Deferred tax assets	2,220,612	2,075,930
Total	3,484,546	3,609,417

(1)	Primarily relates to withholding income tax and social contribution on income from financial investments which can be used to settle other federal tax amounts due. For March 31, 2026, the amount of RS 24,163 refers to inflation indexation as “Other income” in the consolidated statements of profit or loss while such amount for December 31, 2025 was R$ 90,450.

9.1 Deferred tax assets

	December 31, 2025	Realization		Additions		March 31, 2026
Temporary differences	1,369,967	(8,726)		172,509		1,533,750
Provisions for credit losses	1,011,633	-		112,688		1,124,321
Fair value adjustment - Financial assets measured at fair value through profit or loss	42,877	-		9,283		52,160
Others	315,457	(8,726	)(1)	50,538	(3)	357,269
Tax loss and social contribution negative basis	705,963	(19,102	)(2)	-		686,861
Total	2,075,930	(27,828)		172,509		2,220,612

(1)	The realization refers to the payment of the profit sharing programs.

(2)	The realization refers to Guiabolso Finanças e Correspondente Bancário and Picpay Pagamentos.

(3)	The amounts mainly represent temporary adjustments for the period, including adjustments related to profit sharing, long-term incentives, contingencies, among others.

9.2 Deferred tax liability

The PicPay Bank recognized a deferred tax liability related to the mark-to-market valuation of DI and DDI futures derivatives. The taxes will be due upon realization of the securities, as permitted by Law.

	December 31, 2025	Realization	Additions	March 31, 2026
Fair value adjustment – future contract (DI and DDI)	37,791	(11,614)	26,627	52,804
Total	37,791	(11,614)	26,627	52,804

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

10. Intangible assets

	March 31, 2026
	Value at cost	Accumulated Amortization	Total
Internally/Externally developed software (1)	1,735,630	(683,930)	1,051,700
Software licenses	248,789	(223,884)	24,905
Purchased software	63,008	(44,555)	18,453
Software acquired through business combination (2)	66,924	(54,824)	12,100
Other intangible assets	30,000	-	30,000
Goodwill (2)	50,520	-	50,520
Total	2,194,871	(1,007,193)	1,187,678

	December 31, 2025
	Value at cost	Accumulated Amortization	Accumulated Impairment	Total
Internally/Externally developed software (1)	1,612,816	(607,674)	-	1,005,142
Software licenses	248,789	(201,563)	(128)	47,098
Purchased software	63,008	(41,780)	(624)	20,604
Software acquired through business combination (2)	66,924	(51,477)	-	15,447
Goodwill (2)	50,520	-	-	50,520
Total	2,042,057	(902,494)	(752)	1,138,811

The table below demonstrates the changes during the years presented:

As of March 31, 2026

	December 31, 2025	Additions	Amortization for the period	March 31, 2026
Internally/Externally developed software (1)	1,005,142	122,813	(76,255)	1,051,700
Software licenses	47,098	-	(22,193)	24,905
Purchased software	20,604	-	(2,151)	18,453
Software acquired through business combination (2)	15,447	-	(3,347)	12,100
Other intangible assets	-	30,000	-	30,000
Goodwill (2)	50,520	-	-	50,520
Total	1,138,811	152,813	(103,946)	1,187,678

As of March 31, 2025

	December 31, 2024	Additions	Amortization for the period	March 31, 2025
Internally/Externally developed software (1)	774,562	137,444	(59,021)	852,985
Software licenses	43,435	36,233	(31,136)	48,532
Purchased software	30,065	-	(2,955)	27,110
Software acquired through business combination (2)	28,832		(3,346)	25,486
Goodwill (2)	50,520	-	-	50,520
Total	927,414	173,677	(96,458)	1,004,633

(1)	Development of continuing improvements in digital solutions such as mobile banking applications, marketplace, business solutions and investment platforms. The useful life of the internally and externally developed software is defined as being between 5 to 10 years for the purposes of amortization.

(2)	Additions through business combination and common control transactions.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

11. Third-party funds

	March 31, 2026	December 31, 2025
User balance - CDBs (1)	29,772,564	27,838,964
User balance - Payment accounts (2)	979,128	856,573
Other obligations under financial Instruments(3)	776,613	752,571
Balance of commercial establishments – corporates (4)	457,860	526,607
Deposits – corporate customers	38	115
Financial Liabilities under repurchase agreements - LFT (5)	532,215	-
Total	32,518,418	29,974,830

(1)	PicPay Bank offers CDBs to its users. These instruments are indexed to the CDI and may be either redeemable at any time or subject to fixed maturity dates. As of March 31, 2026, the average yield rate on these CDBs was approximately 97% of the CDI.

(2)	Refers to the balance of the payment accounts held by users backed by financial investments (as disclosed in note 28.2 a) and amounts referring to withdrawals pending processing at the recipient’s bank.

(3)	Refers to non-convertible subordinated Financial Letters, namely: a fixed-rate senior Financial Letter (R$ 253,507) and a CDI-indexed subordinated Financial Letter (R$ 532,106), maturing on December 22, 2027 and December 28, 2039, respectively.

(4)	Refers to balances payable to commercial establishments related to the processing of sales via the PicPay payment arrangement.

(5)	Values relating to LFTs with a bank that is not linked to related parties within the group.

12. Trade payables

	March 31, 2026	December 31, 2025
Service providers and consumables	481,006	534,307
Related parties	47	30
Operational suppliers	384,136	304,618
Credit card transactions	4,943,586	4,655,769
Other suppliers	4,948	2,389
Total	5,813,723	5,497,113

In Brazil, payments to the credit card network (for further details, see Note 12.1) follow a similar settlement schedules. However, as receipts from cardholders and payments to the credit card network are aligned, the Group is exposed to cardholder credit risk, since it remains obligated to settle amounts due to the credit card network even in cases where cardholders fall behind on their payments. These amounts include credit card balances not paid in full by customers and subsequently converted into fixed-rate installment plans, as well as installment purchases, which comprise credit card transactions that allow payment to be made in more than one installment.

12.1 Credit card transactions

Corresponds to the amount payable to acquirers related to credit and debit card transactions. The amounts to be transferred to the card network are settled according to the transaction installments, substantially within up to 27 days for non-installment domestic transactions; 1 business day for international transactions, and, in the case of installment transactions, the amounts are mostly settled over a period of up to 36 months through monthly payments.

The table below provides a detailed breakdown of credit card transactions categorized by maturity, as of March 31, 2026 and December 31, 2025:

12.1.1 Breakdown by maturity – Credit card transactions

	March 31, 2026	December 31, 2025
Up to 30 days	2,334,698	1,493,794
From 31 to 60 days	825,610	953,940
From 61 to 90 days	505,467	651,186
From 91 to 180 days	364,240	1,057,386
From 181 to 365 days	801,520	485,028
Over 365 days	112,050	14,435
Total	4,943,586	4,655,769

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

12.1.2 Collateral for credit card transactions

As of March 31, 2026, the Company held R$ 834,010 in government bonds pledged as collateral for settlement of credit card transactions, in favor of Mastercard, Visa, and Elo (R$ 835,207 as of December 31, 2025). These government bonds are measured at fair value through profit or loss and fair value through other comprehensive income and serve as collateral for amounts payable to the network (Refer to note 7 for further details). The average remuneration rate for these pledged government bonds was 1.16% per month for the period ended March 31, 2026 (1.12 % per month for the year ended December 31, 2025).

13. Obligation to FIDC FGTS quota holders

	March 31, 2026	December 31, 2025
Senior quotas	722,255	815,557
Total	722,255	815,557

The obligations to FIDC FGTS quota holders relate to amounts due on senior quotas issued with the securitization of receivables from FGTS consumer advances in PicPay Bank. This account includes the outstanding amount due to senior quotas (unpaid original contribution plus unpaid accrued interest expense).

Although the fund has an indefinite duration, the senior quotas have 6 years of maturity after the first capital contribution, with a remuneration of CDI + 1.50 % per annum. Also, the senior quotas can be redeemed prior to 6 years in case of specific events such as bankruptcy claims. For the period ended March 31, 2026, the interest accrued was R$ 30,947 (R$ 23,604 for the period ended March 31, 2025), recorded as “Interest and other financial expenses”.

14. Labor obligations

	March 31, 2026	December 31, 2025
Personnel expenses payable	570,107	488,873
Social security charges payable (1) (2)	80,793	106,045
Total	650,900	594,918

(1)	Of the balance of social security charges payable, for the period ended March 31, 2026 R$ 43.222 (R$ 73,813 for the year ended December 31, 2025), correspond to payroll taxes and social security charges resulting from cash-settled awards and equity-settled awards, as disclosed in Note 20d.

(2)	As of December 31, 2025 the amount R$ 126,966 was reclassified from Labor obligations to Tax Claims as explained on note 19c.

15. Tax

15.1 Taxes payable

	March 31, 2026	December 31, 2025
Withholding taxes	14,056	16,049
Payroll Taxes	31,963	40,795
Social security contribution on revenues (1)	53,135	40,534
Income tax and social contribution	404,252	721,522
Other taxes	7,678	7,598
Total	511,084	826,498

(1)	As of December 31, 2025 the amount R$ 20,491 was reclassified from Taxes Payable to Tax Claims as explained in note 19c.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

15.2 Income tax and social contribution

	March 31, 2026	March 31, 2025
Profit before income tax	221,714	76,617
Income tax and social contribution (1)	(99,771)	(34,477)
Permanent additions/exclusions	29,794	45,956
Effect of different tax rates – subsidiaries	10,011	16,696
Compensation of previously unrecognized deductible temporary differences	384	24,239
Compensation of previously unrecognized tax losses	-	4,035
Others	19,399	986
Total income tax and social contribution	(69,977)	11,479
Current taxes	(199,917)	(187,545)
Deferred taxes	129,940	199,024
Total income tax and social contribution	(69,977)	11,479
Effective rate (%)	(32)%	15%

(1)	The Group’s operations are primarily conducted in entities subject to income tax and social contribution in Brazil. All material entities in Brazil are subject to corporate income tax of 25%. Social contribution is generally levied at 20% for financial entities and 9% for non-financial entities. The tax rate used was the one applicable to PicPay Bank, which represents the most significant portion of the operations of the Group. The effect of other tax rates is shown in the table above as “Effect of different tax rates – subsidiaries”.

15.3 Unrecognized deferred tax assets

The Group has unrecognized deferred tax assets in its subsidiaries for which it is not expected that future taxable profits will be sufficient to consume the deferred tax assets in an appropriate period of time. The Group’s unrecognized deferred tax assets, shown on the table below, without expiration date, were calculated on income tax losses and temporary differences at a rate of 34% for Guiabolso (and its subsidiary), and Crednovo; and at a rate of 40% for PicPay Invest.

The reduction in the amount of unrecognized deferred tax assets was due to the recognition of PicPay deferred tax assets presented on Note 9 above.

	March 31, 2026		December 31, 2025
	Gross amount	Tax effect	Gross amount	Tax effect
Deductible temporary differences	13,219	5,018	14,054	5,262
Tax losses	282,688	104,093	275,109	101,390
Total	295,907	109,111	289,163	106,652

16. Provision for legal and administrative claims

	March 31, 2026
	Civil Claims	Labor Claims	Tax Claims	Total Claims
Opening balance	20,239	22,694	211,790	254,723
Constitution	19,100	5,533	5,041	29,674
Reversal	(1,944)	(4,580)	-	(6,524)
Reversal due to payment	(6,848)	-	-	(6,848)
Closing balance	30,547	23,647	216,831	271,025

	December 31, 2025
	Civil Claims	Labor Claims	Tax Claims	Total Claims
Opening balance	8,256	9,228	-	17,484
Constitution	43,899	19,175	211,790	274,864
Reversal	(12,976)	(5,581)	-	(18,557)
Reversal due to payment	(18,940)	(128)	-	(19,068)
Closing balance	20,239	22,694	211,790	254,723

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

a)	Civil claims

As of March 31, 2026, the Group recognized provisions of R$ 30,547 (R$ 20,239 as of December 31, 2025) for civil claims, the majority of which are claims by customers of compensation for moral and/or material damages. The amount considered as having a possible risk of loss, where no provision is recognized, totals R$28,350 (R$0 as of December 31, 2025). The Group estimates that the expected disbursement schedule is 18 months. However, due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

In connection with the acquisition of KOVR, Brazil’s antitrust authority (Conselho Administrativo de Defesa Econômica — “CADE”) has established a Procedimento Administrativo para Apuração de Ato de Concentração (APAC) n. 08700.004240/2026- 45 and therefore, a potential administrative fine may be imposed by CADE under Law n. 12,529/2011. The referred administrative proceeding is still at a very early stage, and the Company currently has limited information to assess how it may evolve or to predict its outcome with any reasonable degree of certainty.

Given the early stage of the proceedings and the limited elements currently available, the Company, supported by its external legal advisors, classifies this risk as possible. Accordingly, no provision has been recognized in these financial statements and the Company will continue to monitor the proceedings and reassess its classification as further developments occur. Should the proceeding advance, and based on a legal opinion issued by our external legal advisors applying the parameters established by CADE for the calculation of administrative fines, any potential fine would be estimated at approximately BRL 13,000,000, subject to a statutory cap of BRL 60,000,000 pursuant to the terms of Law n. 12,529/2011.

b)	Labor claims

As of March 31, 2026, the Group recognized a labor provision of R$ 23,647 (R$ 22,694 as of December 31, 2025), considered as having a probable risk of loss where the plaintiffs claim the subsidiary conviction, as well as labor indemnities. The amount considered as having a possible risk of loss, where no provision is recognized, totals R$ 56,464 (R$ 48,265 as of December 31, 2025). The Group estimates that the expected disbursement schedule is 24 months, however due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

c)	Tax claims

As of March 31, 2026, the Group recognized provisions of R$ 216,831 (R$ 211,790 as December 31, 2025) related to tax contingencies, and the contingencies assessed as a possible risk of loss that are remained provisioned given the uncertainties surrounding the trials, amounted to R$ 78,022 as of March 31, 2026 (R$ 133,967 as of December 31, 2025).

17. Equity

a)	Share capital

On February 26, 2025, J&F International invested R$ 319,901 in PicS N.V. without the issuance of new shares. On the same date, PicS N.V. invested the same amount in PicS Ltd, without the issuance of new shares. On February 27, 2025, PicS Ltd invested R$ 321,490 in PicS Holding, through the issue and subscription of 321,489,832 quotas, all nominative and with par value of R$ 1. On the same date, PicS Holding invested R$ 321,750 in PicPay Bank, through the issue and subscription of 88,121,683 shares, all nominative and without par value.

On March 25, 2025, J&F International invested R$ 50,290 in PicS N.V. without the issuance of new shares. On March 26, 2025, PicS N.V. invested the same amount in PicS Ltd, without the issuance of new shares. On the same date, PicS Ltd invested R$ 50,775 in PicS Holding, through the issue and subscription of 50,774,638 quotas, all nominative and with a par value of R$ 1. On March 27, 2025, PicS Holding invested R$ 50,000 in PicPay Bank, through the issue and subscription of 31,643,364 shares, all nominative and without par value.

On April 28, 2025, J&F International invested R$ 125,524 in PicS N.V. without the issuance of new shares. On April 29, 2025, PicS N.V. invested R$ 122,073 in PicS Ltd., without the issuance of new shares. On April 30, 2025, PicS Ltd. invested R$ 121,616 in PicS Holding through the issuance and subscription of 121,616,277 quotas, all nominative and with a par value of R$ 1.00 each. Later, on the same day, PicS Holding invested R$ 121,154 in PicPay Bank through the issuance and subscription of 49,627,302 shares, all nominative and without par value.

On May 27, 2025, J&F International invested R$ 49,989 in PicS N.V. without the issuance of new shares. On the same day, PicS N.V. invested the same amount in PicS Ltd., without the issuance of new shares. On May 28, 2025, PicS Ltd. invested R$ 50,164 in PicS Holding through the issuance and subscription of 50,163,586 quotas, all nominative and with a par value of R$ 1.00 each. On May 29, 2025, PicS Holding invested R$ 49,973 in PicPay Bank through the issuance and subscription of 21,777,231 shares, all nominative and without par value.

On June 19, 2025, J&F International transferred one share issued by PicS N.V., with a nominal value of EUR 0.005 to Banco Original, and from this date Banco Original holds 9.5% of the share capital of the Company. On the same date, Stichting JAB distributed 1 share issued by PicS N.V. to Mr. José Antonio Batista, who transferred this 1 share to Mr. Albino Andrade de Pinho, from this date, Mr. Albino Andrade de Pinho holds 0.5% of the share capital of the Company.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

On July 21, 2025, J&F International invested R$ 108,442 in PicS N.V. without the issuance of new shares. On the same date, PicS N.V. invested the same amount in PicS Ltd. without the issuance of new shares. On July 23, 2025, PicS Ltd. invested R$ 108,317 in PicS Holding through the issuance and subscription of 108,317,593 quotas, all nominative and with par value of R$ 1.00 each. On the same date, PicS Holding invested R$ 107,906 in PicPay Bank through the issuance and subscription of 46,423,381 shares, all nominative and without par value.

On September 23, 2025, J&F International invested R$ 149,358 in PicS N.V. without the issuance of new shares. On September 24, 2025, PicS N.V. invested the same amount in PicS Ltd., without the issuance of new shares. On September 25, 2025, PicS Ltd. invested R$ 150,394 in PicS Holding through the issuance and subscription of 150,000,000 quotas, all nominative and with a par value of R$ 1.00 each. On September 26, 2025, PicS Holding invested R$ 150,000 in PicPay Bank through the issuance and subscription of 60,880,607 shares, all nominative and without par value.

On November 25, 2025, J&F International invested R$ 360,000 in PicS N.V. without the issuance of new shares. On the same day, PicS N.V. invested the same amount in PicS Ltd., also without the issuance of new shares. Subsequently, PicS Ltd. invested the same amount in PicS Holding through the issuance and subscription of 360,000,000 nominative quotas, each with a par value of R$ 1.00.

On November 26, 2025, a non-disproportional partial spin-off of PicS Holding was approved, which involved the transfer of a portion of its equity, totaling R$ 360,000, to J&F Participações S.A. As a result, J&F Participações S.A.’s direct interest in PicS Holding was terminated.

Following the completion of this transaction, PicS Ltd. became the holder of 100% of the share capital of PicS Holding.

On December 24, 2025, J&F International invested R$ 20,000 in PicS N.V. without the issuance of new shares, On December 29, 2025, PicS N.V. invested R$ 1,800 in PicPay Participações through the issuance and subscription of 1,800,000 nominative quotas, each with a par value of R$ 1.00.

As of December 31, 2025, the total share capital incorporated under Dutch law is EUR 1 divided into 200 shares, each with par value of EUR 0.005, all nominative and entitled to 1 vote per share and with priority in the distribution of dividends.

On December 31, 2025, by virtue of a Sale and Purchase Agreement, J&F International transferred one share issued by PicS N.V., with a nominal value of EUR 0.005 to Stichting JAB, from this date Stichting JAB holds 4% of the share capital of the Company.

On January 12, 2026, a corporate act of Pics N.V. (Netherlands) refers to the money sent by J&F International to Pics NV (Netherlands) in dollars – same rationale as the paragraph above. This money was subsequently transferred by Pics NV (Netherlands) to PicPay Participações (resulting in the 5th ACS that is in the folder).

On January 13, 2026, PicS N.V. invested R$37,161 in PicPay Participações e Investimentos LTDA, and subscribed to 37,160,691.65 registered shares, each with a nominal value of R$1.00.

On January 14, 2026, the controlling company Nosso Time Igaming Ltda. fully paid up its share capital without issuing new shares.

On January 30, 2026, PicS N.V. (formerly PicPay Holdings Netherlands B.V.) went public on the NASDAQ stock exchange (NY). This change modified the company’s legal nature, transforming it from a limited liability company (“B.V.” in Dutch) to a public limited company (“N.V.” in Dutch). Even with the opening of J&F International B.V.’s capital.

On February 13, 2026, a corporate act of Pics Ltd (Cayman) – resolved the transfer of money raised in the IPO by Pics NV (Netherlands) to Pics Ltd (Cayman). In this act, we reported the value in dollars and not in reais. The final destination of this money was PicPay Bank through a corporate act from February where we resolved on the capital increase in the amount of R$1.5 billion.

On February 18, 2026, PicS N.V. raised R$ 1,500,000 through an IPO without issuing new shares. On the same day, PicS N.V. invested the same amount in Picpay Bank - Banco Múltiplo S.A., also without issuing new shares. Subsequently, through the issuance and subscription of 1,500,000,000 registered shares, each with a nominal value of R$ 1.00.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

b)	Composition of share capital

	March 31, 2026		December 31, 2025
	Number of shares	Total shares %	Number of shares	Total shares %
Shareholder
J&F International B.V.	86,451,624	66.71%	162	81.00%
Banco Original S.A.	10,139,388	7.82%	8	4.00%
Stichting JAB	4,269,216	3.29%	6	3.00%
Stichting ACC Family	3,201,912	2.47%	2	1.00%
Stichting AGR	1,067,304	0.82%	2	1.00%
Stichting ECS	1,067,304	0.82%	19	9.50%
Albino Andrade de Pinho	533,652	0.41%	1	0.50%
Other Investors (Free Float)	22,857,143	17.64%	-	0.00%
Total	129,587,543	100.00%	200	100.00%

c)	Earnings per share

	March 31, 2026	March 31, 2025
Earnings attributable to shareholders of the parent company	151,430	74,980
Weighted average outstanding shares - ordinary shares - basic (thousands)	129,587,543	200
Earnings per share - basic and diluted	1.2416	375

The difference between the basic and diluted earnings per share calculation is mainly due to the existence of share-based payments.

d)	Share-based long-term incentive plan (LTIP)

PicPay operates a Long-Term Incentive Plan (“LTIP”) for employees from junior to executive levels. The LTIP was established by PicS Ltd on July 1, 2021 and was adopted by the Company and its subsidiaries. The LTIP is designed to support the Group’s long-term success by retaining key talents and aligning employees’ interests with those of the Group.

Under the LTIP, eligible employees may be granted awards that are either equity-settled or cash-settled, depending on the terms of each individual grant and the employee’s role. Awards granted under the LTIP are generally subject to both a service condition, requiring participants to remain actively employed by PicPay throughout the relevant vesting periods; and a non-market performance condition, requiring the occurrence of a qualifying liquidity event, defined as either (a) an initial public offering (“IPO”) of PicPay’s shares, or (b) a private placement of PicPay’s shares to third parties, as specified in the plan rules.

The overall vesting period is 5 years, divided into five annual tranches, each representing 20% of the total award. The first tranche vested after one full year of service from July 1, 2021. PicPay had the ability to elect additional beneficiaries after July 19, 2021, to whom the same vesting schedule applies. For beneficiaries hired after July 1, 2021, vesting periods start on fixed dates depending on the quarter of hire, as set out in the plan rules.

An award is considered vested only when both the service condition and the liquidity condition have been satisfied. Once an award has been vested, settlement (either in shares for equity-settled awards or in cash for cash-settled awards) is made within 30 days following the occurrence of the liquidity event. If the liquidity event occurs after the end of the original five-year vesting period, vested awards remain outstanding and the beneficiaries retain their entitlement, subject to the other terms of the plan.

On January 30, 2026, the completion of the IPO satisfied the non-market performance (liquidity) condition of the LTIP, and, to the extent that the service condition had been met by the beneficiaries at the IPO date, a portion of the outstanding LTIP awards vested and became eligible for settlement in cash or shares, as applicable.

18. Transactions with related parties

18.1 Agreements with Banco Original

18.1.1 - As of March 31, 2026, the interbank deposit (“DI”) position related to the fiduciary assignment of financial assets in the amount of R$ 148,459, for guarantees with Banco Original S.A..

18.1.2 - On May 16, 2025, the Group and Banco Original entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) to establish the criteria for cost rates, common expenses, deadlines, and conditions observed for sharing Information Security activities between the Group and Banco Original. The reimbursements from Banco Original are recognized in the statement of profit or loss as “administrative expenses”.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

18.1.3 - On January 21, 2025, the Group entered into an Operational Agreement with Banco Original to provide administrative services, including human resources, systems sharing and materials used. The term of this agreement is indefinite. This agreement may be terminated by either party upon 30 days’ notice. The reimbursements from Banco Original are recognized in the statement of profit or loss as “administrative expenses”.

18.1.4 - On July 4, 2024, the Group and Banco Original entered into a Derivatives Master Agreement (Contrato Global de Derivativos), with the purpose of establishing a standardized template for over the counter (OTC) transactions between the parties, streamlining the negotiation process and facilitating efficient and secure OTC derivatives trading. Such agreement establishes daily mark-to-market checks with bilateral margin exchange between the parties with the purpose of mitigating credit risk. As of September 30, 2025, under such agreement, there are only Payer OIS (Overnight Index Swaps) with notional fully collateralized by deposits from Banco Original.

18.1.5 - On April 10, 2024, Banco Original entered into an Endorsement Contract of Bank Credit Notes without co-obligation (Contrato de Endosso de Cédulas de Crédito Bancário sem Coobrigação) with the Group, through which Banco Original committed to endorse and transfer to the Group of the credit notes issued by Banco Original in its loan operations collateralized by credit rights arising from the FGTS Loans. This agreement will remain valid for an indefinite period and may be terminated by either party with a 30-days prior notice.

18.1.6 - On January 18, 2024, the Group entered into a Credit Recovery Services Agreement (Contrato de Prestação de Serviços de Cobrança de Crédito) with Banco Original, pursuant to which PicPay Bank agreed to provide certain services to Banco Original relating to collection and recovery of amounts owed to Banco Original by customers who defaulted on their debts. Such agreement has a twenty-four (24) months term, being effective from January 1, 2023. This agreement may be terminated by either party upon 30 days’ prior notice. This agreement was extended for twenty-four (24) months, effective from January 1, 2025. The revenues are recognized in the statement of profit or loss as “Commission – banking correspondent and marketplace”.

18.1.7 - On January 10, 2024, the Group entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to establish the terms and conditions governing the sharing of support areas between the Group and Banco Original, as well as the reimbursement by Banco Original of certain costs incurred by the Group in the contracting of suppliers who provide products and/or services that are also shared between the Group and Banco Original. This agreement will remain valid for an indefinite period. Either party may terminate this agreement for any reason and without penalty at any time with 30 days’ prior written notice to the other party. The reimbursements are recognized in the statement of profit or loss as “administrative expenses”.

18.1.8 - On November 16, 2023, the Group and Banco Original entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) to regulate the terms and conditions related to the cost sharing of back-office areas, as well as the reimbursement by Banco Original of certain costs incurred in the contracting certain suppliers, such as technology and administrative expenses. This agreement will remain valid for an indefinite period. The reimbursements are recognized in the statement of profit or loss as “administrative reimbursement”.

18.1.9 - On May 5, 2022, the Group entered into an application programming interface agreement (Acordo Operacional para Licença de Uso de API’s, Acesso a Produtos e Serviços Bancários e Prestação de Serviços de Suporte Técnico) with Original Hub, granting a license for the use of APIs to offer its customers payment services for bills, taxes, and utility bills from Banco Original (“API PAG”), as well as account registration for automatic debit. On November 29, 2022, an amendment to the Operational Agreement was executed, assigning the agreement from Original Hub to Banco Original. On December 21, 2022, new APIs were contracted including access to cash withdrawal and processing services using QR Codes at ATMs of the 24Horas network. In 2024, PicPay completed the development of these solutions, and on March 21, 2025, the agreement was terminated. The revenues were recognized in the statement of profit or loss as “commission – banking correspondent and marketplace”.

18.1.10 - On September 11, 2018, the Group and Banco Original entered into a Correspondent Banking Agreement (Contrato de Correspondente Bancário). However, since the Group has developed its own solutions for processing bill payments for its customers and Banco Original is no longer a card issuer, the agreement was terminated on March 21, 2025. The revenues were recognized in the statement of profit or loss as “commission – banking correspondent and marketplace”.

18.1.11- On July 26, 2022, Banco Original and the Group entered into a Correspondent Banking Agreement (Contrato de Correspondente Bancário). This agreement is valid for an indefinite period and may be terminated by either party with 30 days’ prior notice.

18.2.2 - As of March 31, 2026, guarantees provided by J&F S.A. amounted to R$ 371,068, related to Loans to Customers transactions, as disclosed in Note 8.2.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

18.2 Agreements with J&F

18.2.1 - PicPay Bank entered into a Receivables Assignment Agreement with Âmbar Energia S.A. (J&F Participações subsidiary), of one installment in connection with the Reserve Energy Contract (CER) of Brazilian Electric Energy Trading Chamber (CCEE). On December 10, 2025, and December 19, 2025, PicPay Bank entered into the following non-recourse credit rights assignment agreements with J&F for the acquisition of credit rights held against certain electric power distributors arising from the sale of electric power by J&F subsidiaries:

●	on December 10, 2025, Mauá III (J&F Participações subsidiary) assigned receivables in the total amount of R$ 1,096,529, with an annual discount rate of 19.86%, for a total purchase price of R$ 580,813; and

●	On December 19, 2025, Âmbar Energia assigned receivables in the total amount of R$ 375,654, with an annual discount rate of 19.11%, for a total purchase price of R$ 325,204.

18.3 Agreements with JBS

18.3.1 - In November 2025, PicPay Bank entered into supplier finance arrangements involving the assignment of trade receivables and the advance of payments to suppliers, on a non-recourse basis (reverse factoring / supplier finance arrangements). The participating suppliers include: Seara Alimentos Ltda., JBS Aves Ltda., Seara Comércio de Alimentos Ltda., Excelsior Alimentos S.A., Agro Alfa Indústria e Comércio Ltda., JBS S.A., JBS Confinamento Ltda., Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A., and JBS Terminais Ltda. The revenues are recognized in the statement of profit or loss as “Financial income” and in the balance sheet as “Consumer Loans”.

	J&F Participações	Banco Original		Key Personnel (a)		Others (b)		Total

As of March 31, 2026
Assets
Cash and cash equivalents	-	582		-		-		582
Trade receivables	-	1,993		-		-		1,993
Financial investments	-	161,643		-		-		161,643
Derivatives instruments	-	26,472		-		-		26,472
Consumer loans	955,915	-		-		103,851		1,059,766
Other receivables	-	-		-		13,758	(4)	13,758
Total	955,915	190,690		-		117,609		1,264,214
Liabilities
Trade payables	15	324		-		-		339
Third-party funds	-	28,685		-		6,289		34,974
Labor obligations	-	-		1,426		-		1,426
Total	15	29,009		1,426		6,289		36,739
For the three-month period ended March 31, 2026
Revenues and expenses
Commission – banking correspondent and marketplace	-	9,902	(1)	-		-		9,902
Income from purchased receivables	41,818	-		-		-		41,818
Revenue from financial investments	-	5,874		-		-		5,874
Interest and other financial expenses	-	(10,245	)(2)	-		-		(10,245)
Financial income	-	-		-		-		-
Selling expenses	(251)	-		-		-		(251)
Net revenue from transaction activities and other services	854	-		-		-		854
Administrative expenses	(3,699)	(1,411)		(20,039	)(3)	-		(25,149)
Total	38,722	4,120		(20,039)		-		22,803

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

	J&F Participações	Banco Original		Key Personnel (a)		Others (a)	Total

As of December 31, 2025
Assets
Cash and cash equivalents	-	13,837		-		-	13,837
Trade receivables	206	1,269		-		75	1,550
Financial investments	-	154,852		-		-	154,852
Derivative instruments	-	27,572		-		-	27,572
Consumer loans	914,098	-		-		83,352	997,450
Other receivables	74,907	-		-		266	75,173
Total	989,211	197,530		-		83,693	1,270,434
Liabilities
Trade payables	15	324		-		-	339
Third-party funds	-	27,702		-		6,189	33,891
Labor obligations	-	-		1,125		-	1,125
Total	15	28,026		1,125		6,189	35,355
For the three-month period ended March 31, 2025
Revenues and expenses
Commission – banking correspondent and marketplace	-	19,866	(1)	-		326	20,192
Interest and other financial expenses	-	(13,661	)(2)	-		-	(13,661)
Administrative expenses	(4,586)	(5,873)		(5,531	)(3)	-	(15,989)
Total	(4,586)	332		(5,531)		326	(9,458)

(a)	Includes C-suite and Board of Directors.

(b	Including close members of the family and other entities within the Group.

(1)	For the three-month period ended March 31, 2026, the Group recognized revenues of R$ 0 (R$ 3,436 for the three-month period ended March 31, 2025) related to the Credit Card Partnership Agreement, revenues of R$ 9,902 for the three-month period ended March 31, 2026 (R$ 49 for the three-month period ended March 31, 2025) related to banking correspondent services, revenues of R$ 0 for the three-month period ended March 31, 2026 (R$ 16,381 for the three-month period ended March 31, 2025) related to Credit Recovery Services.

(2)	For the three-month period ended March 31, 2026, the Group recorded an expense of R$ 10,245 (R$ 13,661 for the three-month period ended March 31, 2025) related to the Assignment of Rights Agreement.

(3)	For the three-month period ended March 31, 2026, the amount paid as compensation to key management, including short-term benefits, was R$ 20,039 (R$ 5,531 for the three-month period ended March 31, 2025). The amounts were recognized as expenses during the reporting period.

(4)	As of March 31, 2026, these amounts primarily relate to receivables from the salary advances product with employees of related companies. The largest outstanding balance refers to Seara Alimentos, amounting to approximately R$ 11,036.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

Assets and liabilities with related parties

Cash and cash equivalents and financial investments: The amount refers to the current account balance and financial investments at Banco Original, mainly short-term investments and reverse repurchase agreements.

Trade receivables: primarily refers to amounts receivable for financial transactions processed by Banco Original in the role of acquirer referring to the PicPay.

Financial investments: The linked balances are related to the value of investments in interbank deposits with Banco Original.

Derivative instruments: Refers to the Derivatives Master Agreement for more details see the agreement description above.

Consumer loans:refers to the credit portfolio (credit card and loans to customers) of related parties. Additionally, prepayment of receivables with related parties subject to future settlement.

Other receivables: amounts receivable from J&F Participações due to a reimbursement agreement of marketing expenses of the PicPay brand incurred by PicPay until September 20, 2021.

Trade payables: the amount payable to Banco Original is related to the cost of issuing, processing and settling the bank slips, the cost of producing the PicPay Card, the withdrawal cost.

Third -party funds: refers to the balance in the pre-paid accounts of related parties.

19. Financial Income

Classification and subsequent measurement

	March 31, 2026	March 31, 2025

Financial investments measured at fair value through profit or loss	36,835	11,541
Financial assets measured at fair value through other comprehensive income	579,728	256,586
Financial assets measured at amortized cost	2,343,124	1,394,456
Total	2,959,687	1,662,583

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

20. Transaction Expenses

	March 31, 2026	March 31, 2025

Processing fees	(131,620)	(121,762)
Third-party fraud prevention services (1)	(14,420)	(29,859)
PicPay card issuance expenses	(35,809)	(24,200)
Chargeback	(2,127)	(6,796)
Operating losses (2)	(2,464)	(1,899)
Total	(186,440)	(184,516)

(1)	Verification and processing expenses incurred as a result of user transactions, such as identity verification and biometric identification services, among others.

(2)	Amounts related to expenses generated by events of fraud from financial transactions processed by acquirers and card issuers and/or operating errors.

21. Interest and Other Financial Expenses

	March 31, 2026	March 31, 2025

Bank fees	(20,899)	(7,184)
Cost of Funding (1)	(915,470)	(599,131)
Derivative financial instruments	(289,662)	(14,899)
Others	(29,905)	(18,706)
Total	(1,255,936)	(639,920)

(1)	The cost of funding is mainly related to the interest expenses paid to customers who deposit funds in CDBs, which are used as funding for the Company’s assets. Management monitors these expenses, and they are directly associated with the funding of investments, loans and operations.

22. Credit loss allowance expenses

	March 31, 2026	March 31, 2025

Provision for expected losses - credit risk	(977,709)	(496,889)
Recovery of loans written off as losses	3,690	16,753
Total	(974,020)	(480,136)

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

23. Technology expenses

	March 31, 2026	March 31, 2025

Software expenses	(131,250)	(89,218)
IT Services	(31,213)	(23,683)
Total	(162,462)	(112,901)

24. Marketing expenses

	March 31, 2026	March 31, 2025

Advertising	(57,886)	(85,680)
Cashback	(40,711)	(14,227)
Digital Marketing	(12,717)	(13,795)
Customer Acquisition expenses (1)	(68,366)	(39,818)
Commission expenses	314	(717)
Total	(179,367)	(154,237)

(1)	Customer acquisition expenses are marketing expenditures directly related to customer acquisition, such as performance media and member-get-member expenses, which the Group pays on a per-acquired customer basis.

25. Personnel expenses

	March 31, 2026	March 31, 2025

Salaries	(135,406)	(124,511)
Benefits (1)	(128,140)	(60,676)
Social security charges (2)	(73,772)	(73,731)
Others	(314)	(1,404)
Total	(337,634)	(260,323)

(1)	The balance mainly refers to compensation expenses related to LTIP provisions made in the period ended March 31, 2026 which amounted to R$ 26,760 (R$ 0 for the period ended March 31, 2025)..

(2)	The balance mainly includes payroll taxes related to LTIP payments made in the period ended March 31, 2026 which amounted to R$ 62,053 (R$ 36,234 for the period ended March 31, 2025).

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

26. Administrative expenses

	March 31, 2026	March 31, 2025

Third party services and financial system services	(41,801)	(46,001)
Rent, condominium fee and property services	(13,603)	(6,904)
Taxes	(3,613)	(256)
Provisions for contingencies	(22,346)	(7,713)
Others	(29,728)	(2,240)
Total	(111,090)	(63,114)

27. Share-based payments

RSUs Share based payment transaction with an equity component	Fair Value R$

Equity-settled:

Outstanding on December 31, 2025	131,325
Granted during the period	5,553
Forfeited/cancelled during the period	(987)
Vested during the period	-
Outstanding on March 31, 2026	135,891

Cash-settled:

Outstanding on December 31, 2025	74,315
Granted during the period	22,798
Forfeited/cancelled during the	(604)
Vested during the period	(37,023)
Outstanding on March 31, 2026	59,486

For the three-month period ended March 31, 2026, the total expense recognized in profit or loss related to share-based payment arrangements amounted to R$ 3,266, as follows:

Three-month period ended March 31, 2026	R$

Expense related to share based payment transaction with an equity component	(4,566)
Expense related to cash-settled awards	(22,194)
Payroll taxes and social charges related to share-based payment arrangements	21,610
Total share-based payment expense recognized in profit or loss	(5,150)

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

28. Risk management

The Group has a specific structure for risk management, including policies and procedures, covering the evaluation and monitoring of operational, credit, market and liquidity risks (including cash flow and investments of funds held in payment accounts) incurred by the institution.

The Group’s approach to risk management requires that its risk taking be consistent with its risk appetite. Risk appetite is the aggregate level of risk that the Group is willing to tolerate to achieve its strategic objectives and business plan. PicPay’s risks are generally categorized and summarized as follows:

●	Credit risk: Refers to the risk of loss resulting from the failure of a borrower, counterparty, third party or issuer to honor its financial or contractual obligations. PicS N.V. manages and controls credit risk by setting limits on the amount of risk it is willing to accept for each customer and counterparty as well as limits on the ratio of expected losses to revenues for each segment of the portfolio and on the composition of the portfolio between secured and unsecured credits. Exposures are monitored relative to these limits and adjusted as needed to ensure compliance with the limits.

●	Market risk: Refers to potential losses arising from changes in the value of the Group assets and liabilities as well as adverse impact on net interest income resulting from changes in market variables, such as interest rates, equity, foreign exchange rates or credit spreads.

●	Liquidity risk: Refers to the risk that the Group will not be able to efficiently meet both expected and unexpected current and future cash flow and collateral needs without adversely affecting either daily operations or financial conditions.

●	Operational risk: Refers to the risk of loss resulting from systems failure, human error, fraud or external events. When controls fail to operate effectively, operational risks can cause damage to reputation, have legal or regulatory implications as well as lead to financial loss.

28.1 Credit risk

The Group’s credit risk arises from its cash, cash equivalents, financial investments, OTC derivatives, acquirer and card issuer receivables, other receivables and loans to its users.

Concentrations of credit risk for similar financial instruments are already being shown in accordance with Note 8.2.1 Credit loss allowance breakdown.

●	Cash and cash equivalents

The Risk and Treasury departments manage credit risk associated with bank account balances and investments in financial institutions, prioritizing those with a “AAA” rating from agencies like Moody’s, S&P or Fitch. Because the Group’s accounts receivable mostly consist of high liquidity investments and operational accounts approved by major financial institutions with low-risk ratings, the expected credit loss is not material. Furthermore, these financial institutions are legally responsible for the accounts receivable.

●	Financial investments

The Group’s available resources are mostly invested in bonds issued by the Brazilian government and reverse repos collateralized by bonds issued by the Brazilian government. There is no significant expected credit loss recognized for these assets.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

●	Acquirer and card issuers receivables

The Group recognizes amounts receivable from acquirers related to its activity as a sub-acquirer and from card issuers related to its activities as an acquirer and also when its users use its app to settle bank slips or make other payments using an on-boarded credit card. These receivables are due in up to twelve monthly installments. As a result, the Group is exposed to the risk of default by the acquirers and card issuers.

In its role as a sub-acquirer, the Group uses acquirers of national reach while seeking to avoid concentration in any single acquirer as well as to increase financial efficiency. When acting as sub-acquirer, PicPay processes all credit card transactions with the acquirers Cielo and Getnet and card issuers.

The Group uses only acquirers authorized to operate by BACEN, which are supervised and monitored by BACEN, including with respect to the minimum capitalization required, and which have a national “AAA” rating by the rating agencies (S&P or Fitch). The acquirers may default on their financial obligations due to lack of liquidity, operational failure or other reasons, situations in which the Group can be held responsible for making the payment due to commercial establishments without having received the corresponding funds from the acquirer.

Until now, the Group has not suffered losses on receivables from acquirers and management does not expect any significant losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks.

Credit card issuers are supervised by BACEN. The payment arrangements (Visa, Mastercard, Elo and others) have their own risk models and collateral requirements to evaluate and mitigate the default risk of the issuers, which mitigate the risk of the acquirers and the systemic risk of Brazilian payment arrangements. Additionally, the acquirers and issuers have other risk mitigators such as:

●	Amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by the payment arrangement if the legal obligors do not make payment.

●	Processes for mitigating operational failures, such as fraud prevention, limitations on advances on future payments, among others.

As of March 31, 2026, the Group had an amount receivable totaling R$ 499,135 (R$ 463,663 on December 31, 2025) from the acquirers and R$ 3,194,804 (R$ 3,273,306 on December 31, 2025) from card issuers. Based on the probabilities of default attributed by the rating agencies and the risk mitigation processes presented above, the Group made a provision for expected credit losses in the amount of R$ 387 (R$ 397 on December 31, 2025).

●	Consumer Loans

Consumer loans include: (i) public and private payroll loans, personal loans and FGTS advances; and (ii) credit cards that are transactions in one-payment, installment with interest and installments without interest. Consumers must meet certain credit risk criteria to be eligible for a credit offering.

“Payroll loans” are loans for which the payments of principal and interest are deducted either directly from the consumer’s salary from the payroll of a government-related entity or private company or from their government-sponsored pension or other benefit payments. The ability to collect the payments directly from the payroll significantly enhances the credit quality of these secured loans.

“FGTS advances” are advances taken by customers ofup to seven annual installments of their FGTS. After making the advance,he group receives the payment of these installments directly from the FGTS. FGTS advances are collateralized by the deposits held in the FGTS fund.

As of March 31, 2026, the Group had a provision for expected credit losses in the amount of R$ 3,928,507 (R$ 3,155,386 on December 31, 2025).

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

●	Other receivables

Other receivables relate mainly to transactions involving related parties that are based on conditions negotiated between Group and related companies. In March 31, 2026 and December 31, 2025, the Group did not record any impairment loss on accounts receivable related to the amounts due from related parties as it understands that there is no significant credit risk on outstanding balances.

Due to the nature of PicPay’s financial services, and the actual counterparty related to its receivables and investments, no significant credit risk increase was observed. Additionally, the Group does not have any credit-impaired financial assets.

The Group’s credit exposure from financial assets, pre-approved credit card limits and derivative financial instruments is presented in the table below:

	March 31, 2026	December 31, 2025

Cash and cash equivalents	5,478,020	3,863,395

Financial assets measured at fair value through other comprehensive income	2,873,043	3,000,551
Financial Investments	2,873,043	3,000,551

Financial assets measured at fair value through profit or loss	73,069	71,451
Financial Investments	43,903	42,435
Derivative financial instruments	29,166	29,016

Financial assets measured at amortized cost	33,085,800	29,861,939
Financial Investments	2,813,277	2,891,089
Trade receivables	3,903,868	4,146,321
Consumer loans	24,110,990	20,913,519
Other receivables	2,257,666	1,911,010

Pre-approved credit card limits (off-balance) (1)	8,436,097	7,454,802
Total	49,946,028	44,252,138

(1)	The amounts presented in this line represent potential exposure and correspond to the total authorized credit limits granted to customers, assuming full utilization (100%) of the available limits on their credit cards. Actual exposure may differ from these amounts based on customers’ effective usage patterns and repayment behavior.

28.2 Market risk

The Group may face financial losses due to market fluctuations that affect the value of its financial position. These changes can arise from a variety of factors, the most relevant of which in PicPay’s case is fluctuations in interest rates.

As of March 31, 2026 and December 31, 2025, the Group had derivative financial instruments for accounting and economic hedge purposes. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

The risks are identified, quantified, managed and reported as per the Group’s risk management policy. Moreover, these limits are continuously monitored by the Risk function, independently from the treasury.

To monitor and control such market risks, the Group employs various methods, including stress scenarios, sensitivity - delta variation (DV), exposure mismatches (GAP), and measurement and monitoring of interest rate risk in the banking book (IRRBB).

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

a)	Interest rate risk

Interest rate risk is the risk that potential changes in interest rates affect the value of a Group’s assets, liabilities, or future cash flows in a way that is detrimental to the Group’s financial position

DV01 or interest rate sensitivity refers to the effect on market valuations of cash flows when there is an increase of one basis point in current benchmark interest rates or in the index. Mathematically, the DV01 measures the change in the value of a portfolio of financial instruments for every 1 basis point (1 basis point is equal to 0.01%) change in interest rates.

The analysis below demonstrates the sensitivity of the fair value of the group’s financial instruments to an increase of 1 basis point (DV01) in the Brazilian interest rates.

	DV01 – March 31, 2026
	Asset	Liability	Derivative	Net
Fixed interest rate financial instruments	(3,259)	2,332	901	(26)

	DV01 - December 31, 2025
	Asset	Liability	Derivative	Net
Fixed interest rate financial instruments	(2,982)	2,053	942	12

b)	Exchange rate risk

Foreign exchange risk is the potential financial loss that can occur due to fluctuations in the exchange rates between different currencies.

The Group’s exposure to foreign exchange risk arises mainly from the accounts payable corresponding to US Dollar denominated expenses as well as from balances held in dollars in the Group’s USD denominated current accounts.

c)	Hedge Accounting

The Group maintains portfolios of consumer loans and FGTS advances which are exposed to interest rate risk. In order to hedge that risk The Group entered into future DI contracts and Pre x DI swaps.

Starting in February 2024, PicPay assigned the hedging strategy to an eligible hedge accounting structure aiming to eliminate differences between the accounting measurement of its derivatives and hedged items, which are adjusted to reflect changes in CDI. In accordance with its hedging strategy, the Group adopts the “portfolio layer” method.

This method allows the Group to use part of the portfolio of financial assets as a fair value hedge during the hedging period in the event of events such as prepayment, default or sale of operations. The interest rate risk arising from the portfolio layers is mitigated by purchasing DIV01 futures contracts as a hedging instrument. The number of contracts per net maturity needed to cover exposure is assessed based on DV01.

The Group holds fixed rate Government Bonds (LTNs) and fixed-rate financial liabilities which are exposed to interest rate risk. In order to hedge that risk, the Group entered into DI futures contracts. Starting in December 2024, PicPay assigned the hedging strategy to an eligible hedge accounting structure in order to eliminate differences between the accounting measurement of its derivatives and hedged items. In accordance with the hedging strategy, the Group designates the hedge items on an individual basis.

Starting in November 2025, PicPay also designated hedging strategies for NTN-F federal government bonds and for the issuance of subordinated financial letters. Both are exposed to the fixed rate and suffer the risk of variation in the risk-free rate (Pre x DI curve). In order to mitigate this risk, the Group uses DI1 futures contracts as hedging instruments.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

In December 2025, the Group acquired energy receivables that were contracted at a fixed rate, generating exposure to the risk of variation in the risk-free rate (Pre x DI curve). In order to mitigate this risk, the Group uses DI1 futures contracts as a hedging instrument. Considering the nature of the receivables acquisition product, events such as prepayment, default or sale of transactions for this portion of the portfolio are not expected.Additionally, the existence of receivables in amounts equal to or greater than the designated amounts is continuously proven

The Group calculates the DV01 (delta value of a basis point) of the hedged items and futures contracts to identify the optimal hedging ratio. The hedge relationship is monitored periodically and the hedge is rebalanced as needed to ensure hedge effectiveness within the 80-125% required range.

The effectiveness test of the hedge is performed prospectively and retrospectively. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged item and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged item is compared with that of the hedge instrument. In both cases, the hedge is considered effective if the change in value of the hedge instruments is between 80-125% of the change in value of the hedged items.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item is recognized in the consolidated financial statements of profit or loss in “interest income and gains (losses) on financial instruments – Financial assets at fair value through other comprehensive income”.

	March 31, 2026
	Total amount of	Fair value adjustment to the hedge object		Fair value adjustment to the Hedging	Hedge
	hedged item	Asset	Liability	instrument	effectiveness
Interest rate risk
Interest Rate Contracts - Future and Swap - Public Payroll loans (1)	1,713,066	-	(3,634)	3,634	100%
Interest Rate Contracts - Future and Swap - Private Payroll loans	2,363,298	-	(15,644)	15,644	100%
Interest Rate Contracts - Future and Swap – FGTS Advances (2)	3,843,005	-	(53,699)	53,699	100%
Interest Rate Contracts - Future - Liabilities Pre	(2,003,715)	-	(35,092)	35,004	100%
Interest Rate Contracts - Future - LTN Bonds	752,439	9,547	-	(9,547)	100%
Interest Rate Contracts - Future - Titles NTNF	1,058,444	-	(19,313)	19,461	101%
Interest Rate Contracts - Future - LF Sub(3)	(282,039)	9,167	-	(9,437)	100%
Interest Rate Contracts - Future - Advances on energy receivables	1,080,645	-	(10,173)	10,285	101%
Total	8,525,143	18,714	(137,555)	118,743	100%

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

	December 31, 2025
	Total amount of hedged	Fair value adjustment to the hedge object		Fair value adjustment to the Hedging	Hedge
	item	Asset	Liability	instrument	effectiveness
Interest rate risk
Interest Rate Contracts - Future and Swap - Payroll loans (1)	1,705,083	1,539	-	(1,539)	100%
Interest Rate Contracts - Future and Swap – FGTS Advances (2)	5,452,205	-	(33,499)	33,499	100%
Interest Rate Contracts - Future - Liabilities Fixed-Rate	(1,628,546)	-	(53,272)	53,335	100%
Interest Rate Contracts - Future - LTN Bonds	934,083	15,709	-	(15,709)	100%
Interest Rate Contracts - Future - NTN-FBonds	1,132,440	-	(8,383)	8,534	102%
Interest Rate Contracts - Future - LF Sub(3)	(279,418)	3,014	-	(3,823)	100%
Interest Rate Contracts - Future - Advances on energy receivables	1,056,634	-	(1,220)	1,206	99%
Total	8,372,481	20,262	(96,374)	75,503	99%

(1)	Payroll loan – From the value of the hedging instrument of R$ 3,634 as of March 31, 2026 (R$ 1,539 as December 31, 2025), it is composed by: Swap R$ 0 for the period ended March 31, 2026 (R$ (4) for the period ended December 31, 2025) and R$ 3,634 for the period ended March 31, 2026 by futures contracts (R$ 1,543 for the year ended December 31, 2025) to futures contracts.

(2)	FGTS advances- The value of the hedging instrument of R$ 53,699 as of March 31, 2026 (R$ 33,499 as of December 31, 2025), it is composed of Swap R$ 8,585 for the period ended March 31, 2026 (R$ 9,181 for the year ended December 31, 2025) and R$ 45,114 by futures contracts for the period ended March 31, 2026 (R$ 24,318 for the year ended December 31, 2025).

(3)	LF Sub - For the LF Sub´s hedge effectiveness, a regression model is used, verifying if there is an economic relationship between the movements of the hedging object and instrument.

28.3 Liquidity risk

Liquidity risk is the possibility that the Group will not have sufficient liquid resources to honor its financial commitments.

PicPay’s liquidity management processes include:

●	Cash liquidity monitoring: daily update of the cash flow, detailing the inflows and outflows, including the cash projection and stress scenario.

●	Minimum cash limits: which trigger preemptive actions to be taken to ensure sufficient resources are available to meet financial commitments.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

The Group’s projected cash flow is generated and monitored daily by the Treasury to ensure that the Group has the necessary resources to meet financial commitments and operational needs. For the projection of cash, growth assumptions and stress factors are used, which include increased losses and expenses.

The information on financial liabilities is essential for the projection and management of cash flow, ensuring that the Group has the necessary resources to settle its obligations.

As a cash management procedure, the treasury invests surplus funds in highly quality liquid and unencumbered assets.

The objective of the Group’s liquidity risk management activities is to ensure its ability to meet both expected and unexpected obligations without disrupting daily operations or incurring significant losses.

In order to ensure a sound basis of funding for growth, management has adopted a diversified approach to financing, complementing its main base of deposits, which is predominately made up of retail liabilities. A liquidity risk management policy has been implemented, involving the use of various tools and activities, such as daily cash flow forecasts, liquidity profile monitoring, and maintenance of adequate cash reserves. Any new initiative or product is preliminarily assessed by the market and risk liquidity department.

The treasury department, acting as a first line of defense, is in charge of the implementation of the liquidity management strategy. This approach is coordinated with other functions, such as risk management, to ensure a sound second line of defense.

The table below shows the expected maturity of the Group’s liabilities. For the deposits that are redeemable immediately, the expected maturity was estimated based on historical data, which was used to estimate, for each vintage of deposits, the probability of the balance remaining for 1 more monthgiven how long it has been in the portfolio.

Considering the earliest date in which customers may exercise their redemption rights, the cash outflows are presented as follows up to 365 days: R$ 29,149,575 (R$ 27,309,698 as of December 31, 2025) and over 365 days: R$ 622,989 (R$ 529,266 as of December 31, 2025).

Liabilities

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days	Over 365 days	Total
As of March 31, 2026
Third-party funds - payment accounts	979,128	-	-	-	-	-	979,128
Third-party funds – CDB’s	10,959,692	2,422,129	1,193,876	2,745,783	3,844,910	8,606,174	29,772,564
Third party funds - financial instruments	-	-	-	-	-	776,613	776,613
Third-party funds – Others	457,860	-	-	-	-	-	457,860
Obligations to FIDC FGTS quota holders	-	-	-	-	-	722,255	722,255
Trade payables	2,745,636	970,929	594,436	428,352	942,598	131,773	5,813,723
Derivative financial instrument	9,768	-	-	-	-	-	9,768
Total	15,152,084	3,393,058	1,788,312	3,174,135	4,787,508	10,236,815	38,531,911

As of December 31, 2025
Third-party funds - payment accounts	856,573	-	-	-	-	-	856,573
Third-party funds – CDB’s	10,206,007	2,270,216	1,118,998	2,573,571	3,603,763	8,066,409	27,838,964
Third party funds - financial instruments	-	-	-	-	-	752,571	752,571
Third-party funds – Others	526,722	-	-	-	-	-	526,722
Obligations to FIDC FGTS quota holders	-	-	-	-	-	815,557	815,557
Trade payables	2,333,625	955,257	651,297	1,057,411	485,049	14,474	5,497,113
Derivative financial instrument	15,751	-	-	-	-	-	15,751
Total	13,938,678	3,225,473	1,770,295	3,630,982	4,088,812	9,649,011	36,303,251

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

28.4 Fraud risk

The Group is exposed to several operational risks, one of which is the risk of fraud, which is an undue, illegal or criminal activity that causes a financial loss for one of the parties involved in a financial transaction within the PicPay arrangement. Credit card fraud includes unauthorized use of lost, stolen, fraudulent, counterfeit, or altered cards, as well as misuse of the PicPay user payment account. Within this scenario, the Group is exposed to losses due to transaction chargebacks (cancellations).

The chargeback process starts when a user makes a transaction via credit card in the PicPay application and, for reasons unrelated to PicPay, decides to contest the transaction with the card issuer who forwards it to the acquirer who performs the transaction cancellation, reducing the amount of payables it has outstanding with PicPay.

The Group has dedicated fraud-prevention team strategies and processes which include real-time monitoring of transactions using payment account balances or credit cards for bank slips, withdrawals or transfers between users, analyzing and then approving or declining transactions.

28.5 Capital management

The Group’s capital management objectives are to ensure ongoing compliance with minimum capital requirements set by regulatory authorities, maintain a capital structure appropriate to the risks assumed and support the Group’s operational continuity and stakeholder confidence.

The Group’s subject to the prudential framework defined by the Central Bank of Brazil, in accordance with BACEN Resolution No. 200/22 and BACEN Resolution No. 436/24, which establish capital requirements based on factors such as size, operational complexity, and risk profile. The lead entity of the prudential conglomerate is PicPay Payments Institution.

The Group’s available regulatory capital is composed of the following tiers, which are the numerators of its capital indices:

●	Common Equity Tier I Capital: Includes share capital, capital reserves and retained earnings minus regulatory deductions from capital such as intangible assets and deferred tax assets;

●	Tier I Capital(1): Includes Common Equity Tier I Capital plus Additional Tier I Capital such as perpetual subordinated debt

●	Total Capital: Includes Tier I Capital plus Tier II capital such as fixed-maturity subordinated debt.

The group is Risk-Weighted Assets (RWA), which are the denominator of its capital indices, reflect a bank’s exposure to credit, market, payment services and operational risks. RWA’s are calculated, for credit risk for example, by applying different risk weights to different assets depending on their level of risk, resulting in the Risk-Weighted Assets.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

The following table presents the Group’s capital ratios as of March 31, 2026 and December 31, 2025, calculated according to BACEN’s regulation on capital requirements and accounting, which differs from IFRS in some respects, notably in the scope of consolidation and in the calculation of expected losses.

	March 31, 2026	December 31, 2025
Common Equity Tier I	3,544,350	1,893,357
Tier I	3,544,350	1,893,357
Tier II	523,106	508,457
Total Capital (Tier I + Tier II)	4,067,456	2,401,814

Risk-Weighted Assets (RWA)	24,061,124	20,460,446
Credit Risk (RWA CPAD)	19,703,563	16,534,435
Market Risk (RWA MPAD)	9,655	75,125
Operational Risk (RWA OPAD)	2,424,346	1,972,208
Payment Service Risk (RWA SP)	1,923,560	1,878,678
Common Equity Tier I Ratio	14.73%	9.25%
Tier I Ratio	14.73%	9.25%
CAR (Total Capital Ratio)	16.90%	11.74%

On March 31, 2026, the total capital ratio was 16.90% (compared to 11.74% on December 31, 2026), which is 6.4 pp above the regulatory requirement of 10.5% (including the conservation buffer of 2.5%), (1.24 pp above the minimum regulatory requirement including the conservation buffer on December 31, 2025) .

The tier I ratio(1) was 14.73% (compared to 9.25% on December 31, 2025), which is 6.23 pp above the regulatory requirement of 8.5% (including the conservation buffer of 2.5%), (0.75% above the minimum regulatory requirement including the conservation buffer on December 31, 2025).

The common equity tier I ratio was 14,73% (compared to 9.25% on December 31, 2025), which is 7.73 pp above the regulatory requirement of 7% (including the conservation buffer of 2.5%), (2.25 p.p. above the minimum regulatory requirement including the conservation buffer on December 31, 2025).

The Company monitors and forecasts its capital needs to maintain compliance with regulatory requirements and internal target capital ratios.

(1) The Group has not yet issued Additional Tier I capital instruments, so its Common Equity Tier I capital and Tier I capital are identical.

28.6 Fair Value Measurement

Determination of fair value and fair value hierarchy

For assets and liabilities measured at fair value, PicPay measures fair value using the procedures set out below. The objective of the valuation techniques is to arrive at a fair value measurement that reflects the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.

Level 1: When available, the Bank uses quoted market prices from active markets to determine fair value and classifies such items as Level 1.

Level 2: quoted prices in an active market for similar assets or liabilities or based on another valuation method in which all significant inputs are based on observable market data.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

Level 3: when quoted market prices are not available, fair value is based on internally developed valuation techniques that use, whenever possible, current market-based parameters such as interest rates, exchange rates and option volatilities. Financial instruments valued using such internally generated valuation techniques are classified according to the lowest-level input factor that is significant to the valuation. Therefore, an item may be classified as Level 3, even though there may be some significant inputs into its valuation that are easily observable.

The pricing models used to measure fair value are governed by an independent control structure. Fair value estimates from internal valuation techniques are checked, whenever possible, against prices obtained from independent suppliers or brokers. Vendor and broker valuations can be based on a variety of data ranging from observed prices to proprietary valuation models, and the Bank assesses the quality and relevance of this information to determine the fair value estimate.

Financial instruments recorded at fair value

The following is a description of the method for determining the fair value of financial instruments. The valuation techniques incorporate estimates of the assumptions that a market participant would use to value the instruments.

	March 31, 2026
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through other comprehensive income
Government Bonds – LFT	2,872,001	-	-	2,872,001
Government Bonds – NTN	1,042	-	-	1,042
Total	2,873,043	-	-	2,873,043

Financial assets measured at amortized cost
Government Bonds – LTN	780,821	-	-	780,821
Investment Fund Quotas	103,708	-	-	103,708
Government Bonds – NTN	1,767,106	-	-	1,767,106
Total	2,651,635	-	-	2,651,635

Derivative financial instruments - Interest rate derivatives measured at fair value through profit or loss
Swaps contracts (1)	-	26,472	-	26,472
DI1 and DDI - future contract	2,694	-	-	2,694
Total	2,694	26,472	-	29,166

Other financial assets measured at fair value through profit or loss
Government Bonds – LFT	36,416	-	-	36,416
Other Investments	7,487	-	-	7,487
Total	43,903	-	-	43,903

Total Financial assets	5,571,275	26,472	-	5,597,747

Financial liabilities

Derivative measured at fair value through profit or loss
Swaps contracts (1)	-	9,768		9,768
Total Financial Liabilities	-	9,768	-	9,768

(1)	Interest rate swap contracts are commitments to settle in cash on a future date or dates, the difference between two specified financial indices (two different interest rates in a single currency or two different rates each in a different currency) applied to a principal reference value.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets

Financial assets measured at fair value through other comprehensive income
Government Bonds – LFT	2,999,516	-	-	2,999,516
Government Bonds – NTN	1,035	-	-	1,035
Total	3,000,551	-	-	3,000,551

Financial assets measured at amortized cost
Government Bonds – LTN	965,840	-	-	965,840
Investment Fund Quotas	99,926			99,926
Government Bonds – NTN	1,825,323	-	-	1,825,323
Total	2,891,089	-	-	2,891,089

Derivative financial instruments - Interest rate derivatives measured at fair value through profit or loss
Swaps contracts (1)	-	27,572	-	27,572
DI1 - future contract	1,299	-	-	1,299
DI1 e DDI - future contract	145	-	-	145
Total	1,444	27,572	-	29,016

Other financial assets measured at fair value through profit or loss
Government Bonds – LFT	35,203	-	-	35,203
Other Investments	7,232	-	-	7,232

Total	42,435	-	-	42,435
Total Financial assets	5,935,520	27,572	-	5,963,092

Financial liabilities

Derivative measured at fair value through profit or loss
DI1 - future contract	1,674	-	-	1,674
Swaps contracts (1)	-	14,077	-	14,077
Total Financial Liabilities	1,674	14,077	-	15,751

As of March 31, 2026 and December 31, 2025, there were no transfers between the fair value measurements of Level I and Level II or between Level II and Level III.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

Derivative financial instruments

The fair value of the swaps is calculated considering the projected cash flows of each of their ends, discounted to present value according to their respective yield curves, which are representative of market conditions. The yield curve calculations use models audited and approved internally by PicPay’s risk management department.

Interest rate futures contracts are commitments to buy or sell a financial instrument on a future date, at a contracted price or yield, which can be financially settled. The nominal value represents the face value of the related instrument. This instrument is settled daily in line with changes in market prices.

The main interest rates used in the composition of the yield curves are taken from futures and swaps traded on the B3 exchange. Adjustments are made to these curves whenever certain points are considered to lack sufficient liquidity to be representative, or, for atypical reasons, do not reasonably represent market conditions.

Credit Risk Adjustment (CVA)

The current standard requires the allocation of Credit Value Adjustment (CVA) and Debit Value Adjustment (DVA) for derivative financial instruments. These adjustments are intended to reflect the counterparty’s credit risk and the entity’s own credit risk in the valuations of these instruments.

However, PicPay does not carry out the allocation as there is no derivative exposure with clients. All current derivatives are contracted exclusively with companies in the same economic group. This factor considerably reduces credit risk, since the relationship between the parties involved is one of common control, mitigating potential losses associated with non-compliance with obligations.

Therefore, considering the absence of exposure to external customers and the low materiality of credit risk in intra-group transactions, we believe that there is no need to allocate CVA and DVA to these derivative financial instruments. This approach is based on the Company’s operational reality and the effective assessment of the risk involved.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

Financial assets

	March 31, 2026
	Carrying amount	Fair Value

Fair Value of financial instruments measured at fair value through profit or loss	29,166	29,166
Derivative financial instruments	29,166	29,166

Fair Value of financial instruments measured at amortized cost	37,937,906	37,854,756
Cash and cash equivalents	5,478,020	5,478,020
Financial Investments	2,813,277	2,813,277
Amounts receivable from card issuers	3,194,804	3,194,804
Consumer loans	24,194,140	24,110,990
Other receivables (1)	2,257,666	2,257,666
Total	37,967,072	37,883,922

(1)	Balance composed of: Receivables from purchasers, Receivables from customers, Receivables - related parties, Compulsory deposits in Central Bank and Sundry receivables.

Financial liabilities

	March 31, 2026
	Carrying amount	Fair Value

Fair Value of financial instruments measured at fair value through profit or loss	35,989	35,989
Derivative financial instruments	35,989	35,989

Fair Value of financial instruments measured at amortized cost	38,522,143	38,522,143
Third-party funds - payment account	979,128	979,128
Third-party funds - CDBs	29,772,564	29,772,564
Third-party funds - financial instruments	776,613	776,613
Third-party funds - Others	457,860	457,860
Trade payables	5,813,723	5,813,723
Obligations to FIDC FGTS quota holders	722,255	722,255
Total	38,558,132	38,558,132

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

Financial assets

	December 31, 2025
	Carrying amount	Fair Value

Fair Value of financial instruments measured at fair value through profit or loss	29,016	29,016
Derivative financial instruments	29,016	29,016

Fair Value of financial instruments measured at amortized cost	33,758,513	33,725,334
Cash and cash equivalents	3,863,395	3,863,395
Financial Investments	2,891,089	2,891,089
Amounts receivable from card issuers	3,273,306	3,273,306
Consumer loans	20,946,698	20,913,519
Other receivables (1)	2,784,025	2,784,025
Total	33,787,529	33,754,350

(1)	Balance composed of: Receivables from purchasers, Receivables from customers, Receivables - related parties, Compulsory deposits in Central Bank and Sundry receivables.

Financial liabilities

	December 31, 2025
	Carrying amount	Fair Value

Fair Value of financial instruments measured at fair value through profit or loss	15,751	15,751
Derivative financial instruments	15,751	15,751

Fair Value of financial instruments measured at amortized cost	36,287,500	36,287,500
Third-party funds - payment account	856,573	856,573
Third-party funds - CDBs	27,838,964	27,838,964
Third-party funds - financial instruments	752,571	752,571
Third-party funds - Others	526,722	526,722
Trade payables	5,497,113	5,497,113
Obligations to FIDC FGTS quota holders	815,557	815,557
Total	36,303,251	36,303,251

28.6.1 Offsetting of financial instruments

The balances of financial assets and liabilities can be offset ( i.e. recognized by the net amount) if there is a legally enforceable agreement in which the parties agree to offset the recognized amounts and intend to settle on a net basis, or to realize the asset and settle the liability simultaneously. As of March 31, 2026 and December 31, 2025, the Group does not have financial instruments that meet the conditions for offsetting.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

29. Reconciliation of changes in equity and liabilities with cash flows from financing activities

		Equity
	Liability Lease	Share premium reserve
Balances as of December 31, 2025	45,171	2,589,934

Variations with effect on cash	(2,581)	2,032,713
Payment of leases	(2,581)	-
Share capital increase	-	2,032,713
Balances as of March 31, 2026	42,590	4,622,647

30. Segment information

Operating segments are determined based on information reviewed by the board of directors, the Chief Operating Decision Maker (CODM), which is responsible for allocating resources and assessing business performance.

The CODM monitors the operating results of each segment separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on Adjusted Gross Profit, which is defined as ‘Total revenue and financial income’ less ‘transaction expenses’, ‘interest and other financial expenses’ and ‘credit loss allowance expenses’, all of which are consistent with the same lines in the consolidated statements of profit or loss except for amounts that are not allocated to segments and inter-segment amounts.

The Group’s organizational structure has four reportable segments, which reflect its major business lines, as follows:

a)	Consumer Banking: generates revenue from various transaction activities occurring in the digital wallet, such as Pix, peer-to-peer transfers, and bill payments, including when customers use credit cards as a funding source for payments or money transfers, either in one or multiple installments. It also encompasses interest income from financial investments backed by customers’ account balances. In addition, the segment includes interest revenues from credit activities managed by PicPay Bank, fee revenues from distributing third-party credit products in the financial marketplace, interchange fees from prepaid and credit card transactions, and commissions from distributing insurance and investment products from third-party partners on the platform.

b)	Small and Medium-Sized Businesses: generates revenues from MDR (merchant-discount rates) charged to merchants accepting PicPay as a payment network,interchange fees from corporate benefit card transactions, and settlement scheduled floating relating to corporate benefits solutions. Additionally, the segment generates financial income from acquired credit rights and advances to suppliers of corporate clients.

c)	Audiences and Ecosystem Integration: This segment provides services to all of the Group’s customers, which include consumers and businesses, with the goal of increasing engagement and monetization of both sides of the ecosystem. This segment generates monetization of the audiences by leveraging PicPay’s customer base of consumers and merchants by offering products and solutions such as PicPay Ads, allowing brands and companies to benefit from PicPay’s audience in app and promote its products and services, as well as many others non-financial products. Ecosystem engagement is achieved, for example, through PicPay Shop, which is a platform that allows online merchants to sell their products and services to consumers.

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

d)	Institutional: This segment encompasses revenues, costs and expenses from financial investments and funding activities executed at the Corporate level. The Institutional unit has the role of managing funding and liquidity at the Group level as well as the allocation of liquidity and capital to each segment.

The Group does not disclose total assets and liabilities by segment since this information is not presented to its CODM.

As of March 31, 2026

a)	Segment information

	Consumer Banking	Small and Medium-Sized Businesses	Audiences and Ecosystem Integration	Institutional	Total reportable segments

Net revenue from transaction activities and other services	442,127	77,784	32,830	-	552,741
Financial income	2,955,886	66,703	969	673,037	3,696,595
Total revenue and financial income	3,398,013	144,487	33,799	673,037	4,249,336
Transaction expenses	(136,043)	(49,834)	(1,979)	1,415	(186,440)
Interest and Other financial expenses	(1,312,192)	(79,761)	-	(600,891)	(1,992,844)
Credit loss allowance expenses	(973,531)	(489)	-	-	(974,020)
Adjusted gross profit	976,247	14,403	31,820	73,561	1,096,032

b)	Revenue and financial income reconciliation

March 31, 2026

Net revenue from transaction activities and other services	552,741
Financial income	3,696,595
Total reportable segments	4,249,336
Inter-segment revenues, adjustments or reclassifications (1)	(736,908)
Total revenue and financial income	3,512,428

(1)	Represents eliminations of inter-segment revenue from funding transactions between the Consumer banking, Small and Medium-Sized Businesses, Audiences and Ecosystem Integration and Institutional segments for R$ (736,908).

c)	Reconciliation from segment adjusted gross profit to profit before income taxes

March 31, 2026

Adjusted gross profit - Total reportable segments	1,096,032
Expenses and income that are not part of adjusted gross profit:
Technology expenses	(162,462)
Marketing expenses	(179,367)
Personnel expenses	(337,634)
Administrative expenses	(111,090)
Depreciation and amortization	(118,378)
Other expenses	(9,874)
Other income	44,487
Profit before income taxes	221,714

PicS N.V. Unaudited interim condensed consolidated statements Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2026. (Thousands of Reais)

As of March 31, 2025

a)	Segment information

	Consumer Banking	Small and Medium-Sized Businesses	Audiences and Ecosystem Integration	Institutional	Total reportable segments

Net revenue from transaction activities and other services	313,835	67,227	20,285	-	401,347
Financial income	1,754,982	(16,533)	1,046	188,300	1,927,795
Total revenue and financial income	2,068,817	50,694	21,331	188,300	2,329,142
Transaction expenses	(151,100)	(32,397)	(308)	(711)	(184,516)
Interest and Other financial expenses	(722,409)	(180)	(26)	(182,517)	(905,132)
Credit loss allowance expenses	(480,136)	-	-	-	(480,136)
Adjusted gross profit	715,172	18,117	20,997	5,072	759,358

b)	Revenue and financial income reconciliation

March 31, 2025

Net revenue from transaction activities and other services	401,347
Financial income	1,927,795
Total reportable segments	2,329,142
Inter-segment revenues, adjustments or reclassifications (1)	(265,212)
Total revenue and financial income	2,063,930

(1)	Represents eliminations of inter-segment revenue from funding transactions between the Consumer banking, Small and Medium-Sized Businesses, Audiences and Ecosystem Integration and Institutional segments for R$ (265,212).

c)	Reconciliation from segment adjusted gross profit to profit before income taxes

March 31, 2025

Adjusted gross profit - Total reportable segments	759,358
Expenses and income that are not part of adjusted gross profit:
Technology expenses	(112,901)
Marketing expenses	(154,237)
Personnel expenses	(260,323)
Administrative expenses	(63,114)
Depreciation and amortization	(103,692)
Other expenses	(11,225)
Other income	22,751
Profit before income taxes	76,617

31.	Subsequent event

On May 13, 2026, PicS Ltd. initiated the dissolution process of its wholly-owned subsidiary incorporated in the Cayman Islands. The entity is expected to be struck from the Companies Register on September 30, 2026, upon which it will be formally dissolved. The entity had no operating activities at the time of initiation of the dissolution process.

On May 21, 2026, the Company structured the “PICPAY FGTS II Credit Rights Investment Fund” (FIDC FGTS II), a Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios) domiciled in the city of São Paulo, Brazil. The fund comprises a total of 1,375,000 units, of which 1,250,000 are senior units and 125,000 are subordinated units. The senior units are held by third parties.

On May 27, 2026, the Brazilian Administrative Council for Economic Defense (CADE) approved the acquisition of Kovr Seguradora S.A. by the Group. As of the date of issuance of these financial statements, the transaction has not yet been completed, as it remains subject to customary closing conditions precedent, including approval by the Superintendency of Private Insurance (SUSEP) and the Brazilian Central Bank (BACEN).